UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.     )

CRYSTAL ROCK HOLDINGS, INC.

(Name of Subject Company)

CRYSTAL ROCK HOLDINGS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22940F103

(CUSIP Number of Class of Securities)

Peter K. Baker

Chief Executive Officer and President

Crystal Rock Holdings, Inc.

1050 Buckingham Street

Watertown, Connecticut 06795

(860) 945-0661

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

William R. Kolb, Esq.

Foley Hoag LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

Telephone: (617) 832-1000

Telecopy: (617) 832-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject	Company Information

Name and Address

The name of the subject company is Crystal Rock Holdings, Inc., a Delaware corporation (the “Company” or “Crystal Rock”), and the address of Crystal Rock’s principal executive office is 1050 Buckingham Street, Watertown, Connecticut 06795. Crystal Rock’s telephone number is (860) 945-0661.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.001 per share (the “Shares”). As of the close of business on February 12, 2018, there were 21,358,411 Shares issued and outstanding and 601,818 Shares held in treasury.

Item 2. Identity	and Background of Filing Person

Name and Address

The name, business address and business telephone number of Crystal Rock, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1. Subject Company Information—Name and Address” above, which information is incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by CR Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cott Corporation, a Canadian corporation (“Cott” or “Parent”), to purchase all of the issued and outstanding Shares at a purchase price of $0.97 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding taxes required by applicable law (such amount or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 20, 2018. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to Crystal Rock’s stockholders, together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer will expire at 5:00 p.m., New York City time, on March 20, 2018, unless the Offer is extended in accordance with the terms set forth in the Merger Agreement (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 12, 2018 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and Crystal Rock. The consummation of the Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn a number of Shares that, when added to the Shares then beneficially owned by Parent and Purchaser, would equal at least one Share more than 50% of the Fully Diluted Shares, as defined below, as of the expiration of the Offer excluding from the number of tendered Shares, but not the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL (as defined below)) (the “Minimum Condition”). The “Fully Diluted Shares” means all outstanding securities entitled to vote in the election of directors of Crystal Rock, together with all such securities which Crystal Rock would be required or permitted to issue assuming the conversion, exercise or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities, to the extent vested or then convertible, exchangeable or exercisable after giving effect to any accelerated vesting, exchange or exercise rights that arise as a result of the completion of the Offer or the Merger. The consummation of the Offer is not subject to a financing condition.

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer, and satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with the Company continuing as the surviving corporation (the “Surviving Company”) and thereby becoming a wholly owned subsidiary of Parent.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Crystal Rock does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of the Company, (ii) owned by any direct or indirect wholly owned subsidiary of the Company, (iii) owned by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Parent or (iv) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL (collectively, “Excluded Shares”)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be automatically cancelled and converted into the right to receive an amount equal to the Offer Price, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law (the “Merger Consideration”), on the terms and conditions set forth in the Merger Agreement. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transaction.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company, Parent and Purchaser have made various and customary representations, warranties and covenants in the Merger Agreement. The Company’s covenants include, among other things, covenants regarding the operation of its business prior to the Effective Time and covenants restricting its ability to solicit third-party proposals relating to alternative transactions or provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to permit the Company’s board of directors (the “Board”) to comply with its fiduciary duties. Notwithstanding the limitations imposed by the “no shop” restrictions set forth in the Merger Agreement, prior to the consummation of the Offer, under specified circumstances, the Board may change its recommendation in connection with an intervening event that was not known or reasonably foreseeable as of the date of the Merger Agreement, or in connection with an alternative proposal that does not result from a breach of the “no shop” restrictions and that the Board determines in good faith constitutes a superior proposal (in which latter case the Company may also terminate the Merger Agreement to enter into such superior proposal upon payment of the termination fee, as discussed below). Before the Board may change its recommendation in connection with a superior proposal, or terminate the Merger Agreement to accept a superior proposal, the Company must provide Parent with a five-calendar-day match right, subject to an additional three-calendar-day match right in the event of a material change to such superior proposal.

The Merger Agreement also includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement, under certain circumstances, the Company may be obligated to pay Parent a termination fee of $1.5 million, including due to termination of the Merger Agreement by the Company to accept a superior proposal.

Each party to the Merger Agreement is required to use its reasonable best efforts (subject to compliance with applicable law) to satisfy the closing conditions relating to required governmental or third-party consents.

The Company has made information relating to the Offer available online at www.crystalrock.com. The Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

The foregoing summary and description of the Offer, the Merger and the Merger Agreement are qualified in their entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

Parent formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, (i) the address of the principal executive offices of Parent are Corporate Center III, Suite 400, 4221 W. Boy Scout Blvd., Tampa, Florida, United States 33607 and 1200 Britannia Rd. East, Mississauga, Ontario, Canada L4W 4T5, and its telephone number is (813) 313-1800, and (ii) the address of the principal executive office of Purchaser is Corporate Center III, Suite 400, 4221 W. Boy Scout Blvd., Tampa, Florida, United States 33607, and its telephone number is (813) 313-1800.

For the reasons described below, the Board supports the Transaction and unanimously recommends that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Crystal Rock’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

Item 3. Past	Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Crystal Rock, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) Crystal Rock or its affiliates, on the one hand, and (ii) (x) its executive officers, directors or affiliates or (y) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent, Purchaser and their Affiliates

Other Contracts and Transactions with Parent

Crystal Rock provides co-packing and distribution services for DS Services of America, Inc. (“DS”), a wholly-owned indirect subsidiary of Parent and the direct parent of Purchaser. In fiscal year 2017, DS accounted for approximately 4.6% of Crystal Rock’s total annual revenue, equal to $2,716,847.91.

Merger Agreement

On February 12, 2018, Parent, Purchaser and Crystal Rock entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12(a)– “Merger Agreement” of the Offer to Purchase are incorporated herein by reference. The summary and description have been included in this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, the Company or their respective affiliates.

The Merger Agreement governs the contractual rights among Parent, Purchaser and Company in relation to the Offer and the Merger. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among Parent, Purchaser and the Company, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Parent, Purchaser and the Company, rather than establishing matters of fact, and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Parent, Purchaser or the Company, and stockholders and other investors should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Parent, Purchaser, the Company, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company’s other public filings with the SEC.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions thereto contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

On December 6, 2017, Crystal Rock and Parent entered into a non-binding letter of intent, which included a binding exclusivity provision (such provision, the “Exclusivity Agreement”). As a condition to Parent’s agreement to commit substantial resources required to complete its due diligence investigation of Crystal Rock and to negotiate definitive agreements concerning the acquisition of Crystal Rock, Crystal Rock agreed not to—and to cause its affiliates and their respective officers, directors, employees and agents not to—for 50 days, initiate, solicit, encourage or facilitate, directly or indirectly, or accept any offer or proposal regarding the possible acquisition by any person other than Parent, including, without limitation, by way of a purchase of shares, purchase of assets or merger, of all or any substantial part of the equity securities or assets of Crystal Rock and its subsidiaries, and not to (other than in the ordinary course of business consistent with past practice) provide any confidential information regarding Crystal Rock’s assets or business to any person other than Parent and its representatives. Crystal Rock also agreed to terminate any such discussions already taking place and to immediately inform Parent of any inquiry or solicitation or other action prohibited by the Exclusivity Agreement.

Confidentiality Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Parent and Crystal Rock entered into a confidentiality agreement on August 17, 2017 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Parent agreed to keep confidential certain information furnished by Crystal Rock to Parent. Parent also agreed that such information furnished to Parent by Crystal Rock would be used solely for the purpose of evaluating, negotiating and advising on the potential business combination that resulted in the execution of the Merger Agreement and the launching of the Offer. If requested by Crystal Rock, Parent is required to return or destroy the written information furnished to Parent under the Confidentiality Agreement (except for one copy to be retained for backup and compliance purposes). Parent also agreed, for a period of 18 months following the execution of the Confidentiality Agreement, not to, directly or indirectly, solicit or hire any of Crystal Rock’s management level employees.

Tender Agreement

Each of John B. Baker, Peter K. Baker, U/T/A Dated 12/16/19 F/B/O Joan Baker Et Al, Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust, Ross S. Rapaport, and the Estate of Henry E. Baker (the “Significant Stockholders”), stockholders of Crystal Rock beneficially owning, collectively, 10,852,155 Shares, representing approximately 50.8% of all outstanding Shares as of February 12, 2018, based on information provided by the Significant Stockholders, has entered into a tender and support agreement with Parent and Purchaser, dated February 12, 2018 (the “Tender Agreement”).

The Tender Agreement provides that, no later than ten business days after the commencement of the Offer, each of the Significant Stockholders, will tender pursuant to the Offer all outstanding Shares they beneficially own as of the date of the Tender Agreement, or five business days in respect of Shares which such Significant Stockholder acquires beneficial ownership after such date until the termination of the Tender Agreement (the “Subject Shares”). The Tender Agreement also restricts the transfer of the Subject Shares held by the Significant Stockholders and provides Parent an irrevocable proxy in respect of the Subject Shares until the Merger is consummated or the Merger Agreement is terminated pursuant to its terms.

The Tender Agreement terminates on the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the acceptance for payment by Purchaser (or other affiliate of Parent) of the Shares validly tendered pursuant to the Offer and not properly withdrawn, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount or changes the form or, except with respect to extensions of the Offer in accordance with the terms of the Merger Agreement, timing of, the consideration payable to the stockholders of Crystal Rock pursuant to the Merger Agreement, (v) the mutual written consent of all of the parties to the Tender Agreement, and (vi) the Company Board effecting an Adverse Recommendation Change (as defined in the Merger Agreement) with respect to an Intervening Event (as defined in the Merger Agreement) pursuant to the Merger Agreement.

The foregoing summary of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between Crystal Rock and its Executive Officers, Directors and Affiliates

The executive officers of Crystal Rock and the members of the Board may have certain interests in the Transaction, including the Offer and the Merger, that may be different from or in addition to those of Crystal Rock’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transaction and to recommend that Crystal Rock’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

For additional information with respect to the arrangements between Crystal Rock and its executive officers, directors and affiliates, reference is made to the following sections of Crystal Rock’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on February 17, 2017 (the “2017 Proxy Statement”): “Corporate Governance-Independent Directors,” “Corporate Governance-Policies and Procedures for the Review and Approval of Transactions with Related Parties,” “Corporate Governance-Related Party Transactions,” “Compensation of Non-Employee Directors,” “Compensation of Executive Officers,” and “Security Ownership of Certain Beneficial Owners and Management.”

Consideration for Shares Tendered Pursuant to the Offer

If the executive officers and non-employee directors of Crystal Rock who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Merger

Consideration pursuant to the Merger Agreement, they will receive the same Offer Price or Merger Consideration, as applicable, subject to the same terms and conditions as the other stockholders of Crystal Rock. As of February 12, 2018, the executive officers and non-employee directors of Crystal Rock beneficially owned, in the aggregate, 10,900,189 Shares. The executive officers and non-employee directors of Crystal Rock are either obligated pursuant to the Tender Agreement or have informed Crystal Rock that they intend to tender all Shares, if any, beneficially owned (excluding any Shares as to which such holder does not have discretionary authority to sell or direct the sale) by them pursuant to the Offer.

The following table sets forth, as of February 12, 2018, the cash consideration that each executive officer and each non-employee director would be entitled to receive in respect of their outstanding Shares if such party were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser:

Name	Number of Shares	Consideration Payable in Respect of Shares
Executive Officers
Peter K. Baker	3,403,398	$3,301,296.06
John B. Baker	3,408,398	$3,306,146.06
David Jurasek	—	—
Non-Employee Directors
Ross S. Rapaport, individually and as trustee (1)	4,039,358	$3,918,177.26
Martin A. Dytrych	—	—
John M. LaPides	—	—
Lori Schafer	—	—
Bruce S. MacDonald	49,035	$47,563.95

(1)	Shares include 4,029,318 shares owned by U/T/A dated 12/16/91 F/B/O Joan Baker et. al. and Peter K. Baker and John B. Baker Life Insurance Trusts, of which Mr. Rapaport is trustee; and 10,040 shares individually owned by Mr. Rapaport.

Employment Arrangements with Executive Officers

On February 12, 2018, in connection with the entry into the Merger Agreement, each of Peter Baker and John Baker (the “Executives”) entered into a Separation and General Release Agreement with Crystal Rock (the “Separation Agreements”). Pursuant to the Separation Agreements, the employment of each Executive with Crystal Rock will terminate immediately prior to the closing of the Merger, and Crystal Rock will provide each Executive with the compensation and benefits set forth in the Employment Agreement between Crystal Rock and each Executive dated November 1, 2016 (the “Baker Employment Agreements”) for “Termination by Company Without Cause” pursuant to Section 2.2.5 of each Baker Employment Agreement. Pursuant to the Separation Agreements, each Executive has agreed to release Crystal Rock and Purchaser from claims arising out of or in connection with the Executive’s employment with or termination from Crystal Rock. The Separation Agreements also amend the non-competition provisions of the Baker Employment Agreements, such that, during the 12-month period immediately following the closing date of the Merger, each Executive will be subject to certain restrictive covenants regarding non-competition and non-solicitation with respect to Crystal Rock.

The foregoing summary of the Separation Agreements does not purport to be complete and is qualified in its entirety by reference to the Separation Agreements, which are filed as Exhibits (e)(8) and (e)(9) to this Schedule 14D-9 and are incorporated herein by reference.

Crystal Rock has entered into an employment agreement with David Jurasek (the “Jurasek Employment Agreement”), which addresses, among other things, Mr. Jurasek’s duties and responsibilities and specifies the amounts payable to Mr. Jurasek in connection with certain termination or change in control events. The Jurasek Employment Agreement provides that if Mr. Jurasek’s employment is terminated for any reason or he elects to discontinue employment with the company within 30 days of a “change of control,” Crystal Rock would be required to pay him an amount equal to his annual base salary at the termination date, plus fringe benefits, as defined in the employment agreement, for the 12 months following the termination.

The foregoing summary of the Jurasek Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Jurasek Employment Agreement, which is filed as Exhibit (e)(10) to this Schedule 14D-9 and is incorporated herein by reference.

In addition, it is expected that Mr. Jurasek will enter into a new employment agreement with the Company prior to the Closing. The new employment agreement would provide that if Mr. Jurasek continues his employment with the surviving company for six months post-closing, the surviving company would pay him a lump-sum cash retention bonus equal to three months’ salary (in addition to salary earned during such six month period). The new employment agreement would also provide that the “change of control” severance referred to in the Jurasek Employment Agreement would be payable if Mr. Jurasek’s employment is terminated for any reason or he elects to discontinue employment with the Surviving Company within 30 days of the end of the six-month period following the Closing. Cott may seek to amend this agreement in the future or enter into another employment or similar arrangement with Mr. Jurasek during or at the end of such six month period.

For more information regarding employment and compensation arrangements between Crystal Rock and its executive officers, reference is made to pages 17–18 of the 2017 Proxy Statement (under the heading “Employment Agreements and Arrangements”), which is filed as Exhibit (e)(9) to this Schedule 14D-9, incorporated herein by reference and qualifies the foregoing in its entirety.

Related Party Transactions

In connection with the acquisition of Crystal Rock Spring Water Company in 2000, the Company issued members of the Baker family group 12% subordinated promissory notes secured by all of the Company’s assets. The balance on these notes as of October 31, 2017 is $4,500,000. The Company expects that all of its obligations under these notes will be fully paid in connection with the Closing.

The Company leases a 67,000 square foot facility in Watertown, Connecticut and a 22,000 square foot facility in Stamford, Connecticut from a Baker family trust. The lease in Watertown expires in October 2021 and the lease in Stamford expires in September 2020.

Future minimum rental payments under these leases are as follows:

Fiscal year ending October 31,	Stamford	Watertown	Total
2018	$256,668	$470,521	$727,189
2019	256,668	470,521	727,189
2020	235,279	470,521	705,800
2021	—	470,521	470,521

Totals	$748,615	$1,882,084	$2,630,699

For more information regarding related party transactions, reference is made to pages 11–13 of the 2017 Proxy Statement (under the heading “Related Party Transactions”), which is filed as Exhibit (e)(9) to this Schedule 14D-9, incorporated herein by reference and qualifies the foregoing in its entirety.

Non-Employee Director Compensation

For a description of the compensation earned by Crystal Rock’s non-employee directors, reference is made to page 15 of the 2017 Proxy Statement (under the heading “Compensation of Non-Employee Directors”), which is filed as Exhibit (e)(7) to this Schedule 14D-9, incorporated herein by reference and qualifies the foregoing in its entirety. None of Crystal Rock’s non-employee directors will have any role with the Surviving Company following the consummation of the Transaction.

On May 15, 2017, the Crystal Rock Board formed a Special Committee consisting of Board members Martin Dytrych (Chair), John LaPides, Bruce MacDonald and Lori Schafer. The Special Committee was formed to consider possible strategic alternatives for the Company. Among its responsibilities, the Special Committee oversaw and ran the auction process to sell the Company. See “Item 4. The Solicitation or Recommendation-Background of the Offer and the Merger; Reasons for Recommendation-Background of the Offer and the Merger.” The Special Committee was in effect from May 15, 2017 through February 12, 2018, the date the Merger Agreement was signed. In addition to the compensation non-employee Board members receive for their service on the Crystal Rock Board, each member of the Special Committee has been paid by the Company $4,000 per month ($5,000 per month for the Chair) for his or her service on the Special Committee.

Continuing Employees

Pursuant to the Merger Agreement, the officers of Purchaser immediately prior to the Effective Time, from and after the Effective Time, will be the initial officers of the Surviving Company, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Company until their respective successors are duly elected, designated or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Company.

The Merger Agreement also provides that Parent will, or will cause the Surviving Company and its subsidiaries to provide each employee of Crystal Rock or any of its subsidiaries, in each case as of the Effective Time (each, a “Continuing Employee”), with a base salary, commissions and annual bonus that are no less favorable to those provided to such Continuing Employee as of immediately prior to the Effective Time, provided, however, that, neither Parent, nor the Surviving Company nor any of its subsidiaries shall have any obligation to provide for or otherwise continue such salary, commissions or bonuses following the Effective Time.

Furthermore, pursuant to the Merger Agreement, Parent has agreed to maintain those health and welfare plans currently maintained by the Company and its subsidiaries through December 31, 2018, and permit Continuing Employees to continue to participate in such plans, and thereafter will cause DS to take such actions as may be required to allow Continuing Employees to participate in health and welfare plans maintained by DS or its subsidiaries, effective as of January 1, 2019. The Merger Agreement also provides that Parent shall continue to maintain the existing Crystal Rock Holdings, Inc. 401(k) Profit Sharing Plan & Trust (the “Company 401(k) Plan”) through December 31, 2018, and shall permit Continuing Employees to continue to participate in such plan, provided that Parent, in its sole discretion, may elect to reduce or eliminate matching contributions under the Company 401(k) Plan during such period, and thereafter Parent shall cause DS to take such actions as may be required to allow Continuing Employees to participate in a 401(k) plan maintained by DS or its subsidiaries effective as of January 1, 2019.

In addition, pursuant to the Merger Agreement, Continuing Employees will receive credit for vesting and eligibility purposes (but not for purposes of benefit accruals except for purposes of determining vacation and cash severance) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Company or any of their respective subsidiaries under which each Continuing Employee may be eligible to participate on or after the Effective Time to the same extent recognized by Crystal Rock or any of its subsidiaries under a comparable plan immediately prior to the Effective Time provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. Such plan, program or arrangement will credit each Continuing Employee for service accrued or deemed accrued on or prior to the Effective Time with Crystal Rock, any of its subsidiaries and all Affiliates (as defined in the Merger Agreement) where service with the Affiliate was credited under a comparable plan of Crystal Rock prior to the Effective Time.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. Crystal Rock has included in its Certificate of Incorporation, as amended and in effect as of the date of the Merger Agreement (the “Charter”), a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party (other than an action by or in the right of the corporation) by reason of the fact that he or she holds any of such positions, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. Crystal Rock has included in its Amended and Restated By-laws, as in effect as of the date of the Merger Agreement (the “By-laws”), provisions that require Crystal Rock to provide the foregoing indemnification to directors and officers to the fullest extent permitted under Delaware law. In addition, Crystal Rock will advance expenses incurred by a director or officer in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by Crystal Rock.

Pursuant to the Merger Agreement, from and after the Effective Time, the Surviving Company and its subsidiaries will, and Parent will cause the Surviving Company to, to the fullest extent permitted under the DGCL, honor and fulfill in all respects the obligations of Crystal Rock and its subsidiaries under any indemnification agreements between Crystal Rock and its subsidiaries and any of their respective present or former directors and officers (collectively, the “Indemnified Parties”). In addition, the certificate of incorporation and by-laws of the Surviving Company will contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the Charter and By-laws, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect in any material respect the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of Crystal Rock or any of its subsidiaries.

For a period of six years after the Effective Time, the Surviving Company will, to the fullest extent permitted under applicable law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (as defined in the Merger Agreement) (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as a director or officer of the Company or any of its subsidiaries, occurring on or before the Effective Time. To the fullest extent permitted by law, the Surviving Company will pay all expenses of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable law that such Indemnified Party is not entitled to indemnification.

Furthermore, pursuant to the terms of the Merger Agreement, for a period of six years after the Effective Time, Parent will cause the Surviving Company to maintain in effect a directors’ and officers’ liability insurance policy covering those persons who are currently covered by Crystal Rock’s directors’ and officers’ liability insurance policy with coverage in amount and scope at least as favorable, in the aggregate, to such persons as the coverage under Crystal Rock’s existing directors’ and officers’ liability insurance policy, but Parent and the Surviving Company will not be required to expend more than an amount per year equal to 250% of the annual premium currently paid by Crystal Rock for such coverage. If the annual premium of such insurance coverage exceeds such amount, Parent will cause the Surviving Company to obtain a policy with the greatest coverage available for a cost not exceeding such amount. At Parent’s option, Parent may instead purchase prior to the Effective Time a six-year prepaid “tail policy” covering those persons who are currently covered by Crystal Rock’s directors’ and officers’ liability insurance policy. If a prepaid policy has been obtained prior to the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, maintain such policy in full force and effect for its full term, and continue to honor the obligations thereunder.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the By-laws and the Merger Agreement, which are filed as Exhibits (e)(3) (including (e)(4)), (e)(5) (including (e)(6)) and (e)(1) to this Schedule 14D-9, respectively, and, in each case, is incorporated herein by reference.

Section 16 Matters

On February 11, 2018, the Board adopted a resolution consistent with the interpretive guidance of the SEC so that the disposition of equity securities of Crystal Rock pursuant to the Merger Agreement by any individual who is or will be subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be an exempt transaction under Rule 16b-3 promulgated thereunder to the extent permitted by applicable law.

Item 4. The	Solicitation or Recommendation

Recommendation of the Board

At a meeting duly called and held on February 11, 2018, after careful consideration and in consultation with the Company’s financial and legal advisors, the Board unanimously (i) determined that the Merger Agreement and the Transaction are fair to and in the best interests of the Company and its stockholders, (ii) declared advisable the Merger Agreement and the Transaction, including the Offer and the Merger, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transaction, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL and (v) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer.

Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that all holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A copy of the press release, dated February 12, 2018, issued by Crystal Rock announcing the entry into the Merger Agreement is included as Exhibit (a)(1)(G) hereto.

Background of the Offer and the Merger; Reasons for Recommendation

Background of the Offer and the Merger

The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement. The following does not purport to catalogue every conversation or meeting among representatives of Cott and the Company.

The Board and members of the Company’s senior management periodically review and assess the Company’s operations, financial performance and competitive position, as well as industry trends and potential strategic alternatives in order to enhance stockholder value, including, among other things, business combinations, acquisitions, divestitures and share repurchases.

Cott acquired DSS Group, Inc., parent company to DS Services of America, Inc., in 2015. DS Services has been a customer of the Company for several years. In its fiscal year ended October 31, 2017, DS Services accounted for approximately 4.6% of Crystal Rock’s total annual revenue, equal to approximately $2.7 million. In December 2016, Thomas Harrington, Chief Executive of the DSS Business Unit of Cott, contacted Mr. Peter Baker, the Company’s CEO and President and a member of the Board, asking to meet with Mr. Peter Baker to discuss a possible strategic transaction.

On January 4, 2017, Mr. Peter Baker and Martin Dytrych, a member of the Board and Chair of the Audit Committee, met with Mr. Harrington and Jay Wells, the Chief Financial Officer of Cott, in Jupiter, Florida. Cott indicated it might be interested in acquiring the Company, but no material terms or specific transactions were discussed.

On January 9, 2017 at a regularly scheduled Board meeting, Messrs. Baker and Dytrych informed the Board of their meeting with representatives of Cott. At the Board meeting, a representative of Foley Hoag LLP, the Company’s outside legal counsel (“Foley”), discussed with the Board the fiduciary duties of directors of a Delaware corporation. The Board agreed that Mr. Peter Baker should continue to discuss with Cott a possible transaction and report to the Board on any developments.

On or around January 12, 2017, Mr. Peter Baker had a phone conversation with Mr. Harrington of Cott. During the conversation, Mr. Harrington again indicated that Cott might be willing to acquire the Company. Mr. Peter Baker encouraged Cott to make a written proposal so the Board could evaluate it.

On March 20, 2017, a representative of a stockholder of the Company (referred to herein as “Party A”), spoke by telephone with Mr. Peter Baker and David Jurasek, the Company’s Chief Financial Officer. During the discussion, Party A expressed an interest in acquiring control of the Company in a “going-private” transaction. Mr. Peter Baker encouraged Party A to make a formal proposal in writing if it was interested in pursuing a transaction so that the Board could evaluate it. No material terms or specific transactions were discussed.

On March 30, 2017 at a regularly scheduled Board meeting, Mr. Peter Baker updated the Board on his discussions with Cott and Party A. At that point, neither Cott nor Party A had submitted a written proposal.

On April 5, 2017, representatives of Party A had a telephone conversation with Mr. Peter Baker and Mr. Jurasek, the Company’s Chief Financial Officer. During the conversation, Party A stated that it was interested in acquiring control of the Company in a “go private” transaction whereby stockholders other than Mr. Peter Baker would receive cash of $1.20 per Share. Party A indicated that any proposal would be subject to its satisfactory due diligence review and that the $1.20 price per Share should be viewed as a “placeholder” for further discussions. Mr. Peter Baker stated that the Company could not share non-public information without a confidentiality agreement in place. He once again suggested that Party A make a formal proposal in writing so that the Board could evaluate it.

On April 7, 2017, the Board met and Mr. Peter Baker updated the Board on his recent discussion with Party A. The Board agreed that the Company should sign a confidentiality agreement with Party A in order to provide Party A with certain non-public information that it requested. The Board instructed Mr. Peter Baker to contact Cott, whom the Company had not heard from recently, to inform Cott that another party was expressing interest in a possible transaction with the Company. Mr. Peter Baker conveyed that message to Mr. Harrington of Cott.

On April 11, 2017, Party A entered into a confidentiality agreement with the Company. After the confidentiality agreement was signed, the Company gave Party A certain financial and operational information about the Company.

On April 17, 2017, Mr. Peter Baker and Mr. Jurasek had a telephone call with a representative of Party A. They answered questions of Party A and encouraged Party A to submit a written proposal describing Party A’s proposed transaction.

On April 27, 2017, Party A submitted to the Company a written non-binding “Framework of Prospective Terms – For Discussion Purposes Only.” The document indicated that Party A would sponsor a “go private” transaction in which a newly-formed entity controlled by Party A (“Newco”) would acquire all of the Shares at $1.20 per share, except for Shares held by Party A and Mr. Peter Baker. Under Party A’s framework, all of the Shares held by Party A and Mr. Peter Baker would be contributed to Newco in exchange for Newco equity. After accounting for Party A’s cash sponsorship and contribution of its Shares, Party A would own a controlling interest in Newco and Mr. Peter Baker would have a minority interest.

On May 9, 2017, the Board met to discuss Party A’s proposal. A representative of Foley discussed with the Board the fiduciary duties of directors of a Delaware corporation. Foley also discussed with the Board the possibility of establishing a Special Committee of the Board to consider Party A’s proposal and possibly start a process to consider strategic alternatives for the Company.

On May 15, 2017, the Board met and formed a Special Committee consisting of Board members Mr. Dytrych, John LaPides, Bruce MacDonald and Lori Schafer (the “Special Committee”). No member of the Special Committee was an officer or executive of the Company at the time or thereafter and none of them had any interest in Party A’s proposal that was different than the interests of the Company’s stockholders generally. Moreover, no member of the Special Committee was part of the so-called “control group” of the Company, which consisted of Mr. Peter Baker, his brother John (Jack) Baker and Ross Rapaport, in his capacity as a trustee of a trust holding Shares for the benefit of Mr. Peter Baker and Mr. Jack Baker. The “control group” owned then, and still owns, a majority of the Shares.

The Special Committee was authorized by the Board to review, consider, evaluate, and possibly recommend or take action with respect to Party A’s proposal or possible other strategic alternatives. The Board resolved that so long as the Special Committee existed, the Board would not approve Party A’s proposal, any potential sale of the Company, by merger or otherwise, any share repurchase, special dividend or recapitalization of the Company, or any other strategic alternative transaction, or recommend any of the foregoing to the Company’s stockholders, in the absence of a prior favorable recommendation of such action by the Special Committee, except that no action of the Special Committee was required in order for the Company to complete a repurchase of up to $4.5 million of its subordinated debt, which the independent members of the Board had already approved. The Special Committee was also authorized to select and engage such legal counsel, consultants, advisors, and agents, including without limitation investment bankers, financial advisors, and accountants, as the Special Committee deemed necessary or advisable in connection with fulfilling its responsibilities.

On May 15, 2017, the Special Committee met and elected Mr. Dytrych as Chair. The Special Committee decided that it should consider hiring an investment bank to assist the Special Committee in exploring possible strategic alternatives, including evaluating Party A’s proposal. Several potential investment banks were discussed and it was agreed that Mr. Dytrych would contact the firms discussed to seek proposals from them to work for the Special Committee. Compensation for each member of the Special Committee was set at $4,000 per month ($5,000 per month for the Chair).

Shortly after May 15, 2017, Party A was informed that a Special Committee of the Board had been formed to consider Party A’s proposal.

On June 12, 2017 at a regularly scheduled Board meeting, the Special Committee informed the rest of the Board that it was interviewing investment banks and that it would not respond to Party A’s proposal until it had hired and consulted with an investment bank.

Between May 15, 2017 and June 30, 2017, the Special Committee interviewed several investment banks and solicited proposals from them.

On June 30, 2017, the Special Committee met and discussed the selection of an investment bank. The Special Committee considered the proposals it had received and the interviews it had conducted. The Special Committee decided to engage Mirus Securities, Inc. (“Mirus”), subject to agreement on an acceptable engagement letter with Mirus. The Special Committee instructed Mirus that once engaged, it should obtain financial and other information from the Company so that Mirus could prepare a valuation analysis of the Company for the Special Committee.

On July 7, 2017, the Company and the Special Committee entered into an engagement letter with Mirus.

On August 7, 2017, Mirus presented its valuation analysis to the Special Committee. After careful deliberation, the Special Committee concluded that it would be in the best interests of the stockholders of the Company if the Special Committee started an auction process to obtain offers from interested parties to acquire the Company. Accordingly, it instructed Mirus to reach out to possible strategic buyers and private equity funds without identifying the Company by name to determine if they had interest in pursuing a possible transaction. Mirus assembled a list of possible acquirers, which was reviewed, commented on and ultimately approved by Mr. Dytrych on behalf of the Special Committee. Mirus worked with the Company to put together a virtual data room of non-public financial and operational information about the Company. Interested bidders who signed a confidentiality agreement were given the name of the Company and access to the data room. The Special Committee instructed Mirus to contact Party A and inform it that the Company was starting an auction process.

On August 14, 2017, Mirus distributed a proposed form of confidentiality agreement to Cott.

Between August 14, 2017 through August 17, 2017, Cott and Foley negotiated the terms of the confidentiality agreement. On August 17, 2017, Cott entered into the confidentiality agreement with the Company, which included a customary 18-month non-solicitation obligation.

On August 17, 2017, Andrew Crain, the lead investment banker from Mirus, spoke to Thomas Harrington of Cott. Mr. Harrington informed Mr. Crain that Cott might have interest in a possible transaction with the Company, but would be unable to act until early September at the earliest given other commitments.

On August 27, 2017, Party A requested additional information regarding the Company. The information was provided.

On August 28, 2017, Mr. Crain of Mirus spoke with a representative of Party A.

On September 12, 2017, Mr. Peter Baker had dinner with a representative of a large company that was familiar with the Company’s products (referred to herein as “Party B”). During the course of the dinner, the representative of Party B indicated that Party B might have an interest in a strategic transaction with the Company. Mr. Peter Baker told the representative that Mr. Crain of Mirus would be contacting Party B. Over the next number of weeks, Mr. Crain had discussions and email exchanges with a representative of Party B about the possibility of Party B submitting a bid to acquire the Company. Party B declined to submit a bid.

On September 14, 2017, members of the Cott team received access to the virtual data room. Documentary due diligence was uploaded to the data room and provided via email from this date until shortly before the date the Merger Agreement was signed.

On September 20, 2017, Mr. Crain of Mirus spoke with a representative of Party A. The representative said that based on Party A’s review of the Company’s recent financial results, Party A did not feel a price of $1.20 per Share was justified.

On September 22, 2017, the Special Committee met. At the meeting, Mirus reported that so far it had contacted 67 potential acquirers. Of those, 15 had signed confidentiality agreements (including Cott and Party A) and had been given access to the virtual data room. The Special Committee instructed Mirus to send a process letter to each potential bidder that had signed a confidentiality agreement.

On September 26, 2017, Mirus distributed process letters to 15 potential bidders (including Cott and Party A). The process letter requested that the party submit a written proposal for a transaction to acquire all of the outstanding common stock of the Company by October 12, 2017.

On September 28, 2017, representatives of Mirus and Party A and members of the Company’s management had a conference call in which management answered questions posed by Party A.

Mirus received two non-binding indications of interest by the October 12, 2017 deadline: from Cott and from Party A. Two other interested parties (“Party C” and “Party D”) indicated to Mirus that they were still considering the opportunity and might submit indications of interest.

From October 12, 2017 through late November 2017, Mirus, at the direction of the Special Committee, encouraged Party C, Party D and other interested parties who signed confidentiality agreements to submit written indications of interest, notwithstanding that the October 12th deadline had passed. None ended up doing so. As part of the auction process conducted by the Special Committee, Mirus ended up contacting 70 prospective acquirers. Of that group, 21 companies signed confidentiality agreements and accessed material in the Company’s virtual data room.

Cott’s October 12 indication of interest provided for a total valuation of the Company in the range of $30 – 35 million. Cott’s purchase price assumed a cash-free/debt-free balance sheet that was free of contingent or other liabilities and that the Company would have a normalized level of working capital. Based on its preliminary analysis, Mirus estimated that Cott’s offer would translate into a price per Share in a range between $0.705 to $0.939.

Party A’s October 12 indication of interest provided that Party A would acquire some but not all of the Shares for $0.95 per Share. Specifically, Party A proposed that Mr. Peter Baker would retain his equity and Mr. Jack Baker would sell all of his Shares for $0.95 per Share. Other stockholders would be offered $0.95 per Share for their Shares up to $10,000,000 in the aggregate. If the $10,000,000 offer was undersubscribed, Mr. Peter Baker would make up the difference. Under this proposal, the Company would remain publicly traded.

Following Cott’s submission of its indication of interest, Shane Perkey from Cott and Mr. Crain of Mirus, corresponded by email whereby Cott confirmed that any potential offer would not be subject to a financing contingency or any contingency relating to Cott’s then-pending disposition of its traditional beverage manufacturing business.

The Special Committee met on October 16, 2017. Representatives of Mirus reported on the process that had been conducted to date. Mirus discussed with the Special Committee the indications of interest from Cott and Party A. The Special Committee instructed Mirus to arrange meetings with the Company’s management and each of Cott and Party A. The Company’s management and Mirus were instructed to show each bidder at the meetings a synergy analysis prepared by the Company to demonstrate to each bidder possible revenue opportunities and cost savings should it acquire the Company.

On October 17, 2017, Shane Perkey from Cott had a phone conversation with Andrew Crain from Mirus, in which they discussed Cott’s valuation of the Company. They also discussed scheduling and process and agreed to a meeting between Cott and the Company on October 30, 2017.

On October 30, 2017, Mr. Harrington, Jerry Hoyle and Shane Perkey from Cott met in Foley’s offices in Boston to meet with Mr. Peter Baker and Mr. Jurasek. On October 31, 2017, representatives of Party A met in Foley’s offices in Boston to meet with Mr. Peter Baker and Mr. Jurasek. Andrew Crain from Mirus was also present at the meetings. At the meetings, Messrs. Baker and Jurasek delivered customary management presentations and Cott and Party A had the opportunity to ask follow-up questions. The topics covered at each meeting included: strategy and market overview; commercial overview and sales trends, including customer composition and relationship and staffing; operations and supply chain, including key supplier relationships and historical and projected capital expenditures; employees and organizational structure; potential synergies; and key stockholders. At each of the meetings, Mr. Crain emphasized the synergies that would result from an acquisition of the Company and why those synergies justified a higher valuation of the Company.

On October 31, 2017 and following the meeting in Boston, Cott submitted by email certain follow-up requests, including requests related to the Company’s customers, HR and employment matters and certain financial information.

Between November 1, 2017 and November 10, 2017, supplementary due diligence materials were added to the virtual data room in response to requests from Party A and Cott.

On November 2, 2017, Mirus distributed a final offer process letter to Cott and Party A which requested that each party submit a final offer to acquire the Company by November 10, 2017. The final process letter attached an auction draft of the merger agreement, which was prepared by Foley.

Certain other responses to Cott’s follow-up requests were delivered by email from Andrew Crain from Mirus to Shane Perkey from Cott on November 2, 2017 and November 3, 2017.

On November 10, 2017, Cott submitted a preliminary non-binding letter of intent to Mirus proposing to acquire all of the outstanding common stock of the Company for $0.83 per share, subject to, among other conditions, the completion of due diligence.

On November 10, 2017, Party A submitted a preliminary non-binding letter of intent to Mirus which essentially restated the terms of its October 12, 2017 indication of interest. Specifically, Party A proposed to acquire some but not all of the Shares for $0.95 per Share. Mr. Peter Baker would retain his equity and Mr. Jack Baker would sell all of his Shares for $0.95 per Share. Other stockholders would be offered $0.95 per Share for their Shares up to $10,000,000 in the aggregate. If the $10,000,000 offer was undersubscribed, Mr. Peter Baker would make up the difference. The Company would remain publicly traded under Company A’s proposal.

The Special Committee met on November 13, 2017 to consider the non-binding letters of intent from Cott and Party A. The Special Committee invited Mr. Peter Baker, Mr. Jack Baker and Mr. Rapaport, representing the control group, to participate in a portion of the meeting. The members of the control group informed the Special Committee that they would not support a transaction unless the acquirer was valuing the Company at an enterprise value of at least $35 million or approximately $0.95 per Share. They observed that Cott’s offer was below that amount and that Party A’s offer, with a cash cap of $10 million, would not necessarily deliver that value to all of the Company’s stockholders. The Special Committee instructed Mirus to contact Party A and Cott with the message that they needed to improve their offers.

On November 14, 2017, Mr. Crain of Mirus contacted each of Party A and Cott and delivered the message that each needed to improve its offer in order to move forward with a possible transaction.

On November 16, 2017, Mr. Crain spoke to Mr. Wells of Cott. Mr. Crain and Mr. Wells discussed Cott’s latest indication of interest and possible changes that Cott might be willing to make.

On November 16, 2017, Cott submitted a revised non-binding letter of intent to Mirus which increased the price per Share to $0.95.

On November 16, 2017, a representative of Party A informed Mr. Crain that Party A might be willing to increase its cash cap above $10 million, but it would not increase it enough to cash out all stockholders if they fully tendered. The representative stated that Party A would not increase its offer above $0.95 per Share.

The Special Committee met on November 16, 2017. It invited members of the control group to participate in part of the meeting. The members of the control group stated that they could not support Party A’s proposal for several reasons, including because it did not provide liquidity for all of the stockholders and because the Company would continue to bear the costs of remaining public following the transaction. The members of the control group stated that Cott’s offer was too low for them to support. The Special Committee considered the input from the control group. The Special Committee concluded that Party A’s proposal was unacceptable principally because it offered stockholders only partial liquidity. With respect to Cott’s proposal, the Special Committee instructed Mirus to request Cott to bear the full severance costs of the three executive officers’ employment agreements and the Company’s full transaction costs, as well as to reduce the proposed termination fee of $3 million.

On November 17, 2017, following discussions between Andrew Crain from Mirus and Mr. Wells from Cott, Cott submitted a further revised non-binding letter of intent to Mirus which reduced the proposed termination fee to $1.5 million and made certain other minor changes. Cott’s proposal did not have it bearing any of the severance costs of the three executive officers’ employment agreements.

On November 20, 2017, the Special Committee met to discuss Cott’s latest offer. The control group participated in a portion of the meeting. Both the control group and the Special Committee felt that Cott’s offer was still too low. The Special Committee instructed Mirus to make a counterproposal to Cott.

On November 20, 2017, Andrew Crain from Mirus emailed Jay Wells and Shane Perkey from Cott requesting that Cott revise its letter of intent to bear the full severance costs of the three executive officers’ employment agreements.

On November 21, 2017, the Special Committee and the Board met. Mr. Crain of Mirus reported that Cott had rejected the Company’s counterproposal. The Special Committee decided not to accept Cott’s latest proposal and that the Company should not engage in further negotiations with Cott.

On November 28, 2017, Mr. Harrington of Cott contacted Mr. Peter Baker by telephone. He indicated that Cott might be willing to improve its offer by bearing the full severance costs of the three executive officers’ employment agreements. He told Mr. Baker to expect a revised non-binding letter of intent from Cott.

On December 5, 2017, Cott submitted a further revised non-binding letter of intent to Mirus which removed the proposal that the Company would settle certain severance costs prior to the transaction, and which proposed that Cott (or a subsidiary thereof) would acquire all of the outstanding common stock of the Company for $0.95 per Share, conditioned on a 50 day exclusivity period. The exclusivity provision and certain other provisions of the letter of intent would have binding effect on the parties.

The Special Committee met on December 5, 2017 and on December 6, 2017 to consider Cott’s latest letter of intent. The Board then met on December 6, 2017. At the Board meeting, Mr. Dytrych reported that it was the recommendation of the Special Committee that the Company sign the December 5 letter of intent from Cott. The Board voted unanimously to authorize the Company to sign the letter of intent, which the Company did on December 6, 2017.

On December 7, 2017, the Company provided Drinker Biddle & Reath LLP (“Drinker”), Cott’s counsel, with access to the virtual data room.

On December 14, 2017, Cott sent the Company additional due diligence request lists from Drinker and KPMG LLP, Cott’s financial advisor (“KPMG”).

From December 19, 2017 to February 12, 2018, Drinker conducted documentary due diligence and participated in numerous legal due diligence calls with the Company and its representatives, including calls relating to environmental and labor and employment matters.

On December 22, 2017, the Company provided Cott and its representatives access to a more fulsome virtual data room, which in addition to financial and operational information, included legal due diligence materials.

From December 28, 2017 through February 12, 2018, representatives from Cott and the Company held various business and financial due diligence calls, including calls relating to tax, insurance and purchase price calculation mechanics.

On December 28, 2017, Drinker distributed a revised draft of the Merger Agreement to Foley.

On January 3, 2018, representatives from Cott completed site visits to the Company’s Watertown, Connecticut, White River Junction, Vermont and Williston, Vermont locations.

On January 4, 2018, representatives from Cott completed site visits to the Company’s Halfmoon, New York, Syracuse, New York, Rochester, New York and Buffalo, New York locations.

On January 8, 2018, representatives from Cott completed site visits to the Company’s Canton, Massachusetts and Bow, New Hampshire locations.

On January 8, 2018, Drinker and Foley held a conference call to discuss certain provisions of the Merger Agreement.

On January 9, 2018, representatives from Cott completed site visits to the Company’s Groton, Connecticut and Stamford Connecticut, locations.

On January 9, 2018, Foley distributed a revised draft of the Merger Agreement to Drinker.

On January 16, 2018, the Board met and received updates from Mirus and Foley on the status of the proposed transaction with Cott, including updates on due diligence and certain provisions of the Merger Agreement.

On January 18, 2018, Drinker and Foley held a conference call to discuss certain provisions of the Merger Agreement.

On January 18, 2018, Cott and the Company, and their respective representatives, held a call to discuss the per share purchase price for the transaction.

On January 19, 2018 and January 24, 2018, KPMG participated in financial and tax due diligence calls with representatives from the Company.

On January 21, 2018, Drinker distributed a revised draft of the Merger Agreement to Foley.

On January 24, 2018, the Board met and discussed the overall status and timing of the proposed transaction, including the status of the Merger Agreement, due diligence and the per share purchase price for the transaction.

On January 24, 2018 and January 25, 2018, Drinker and Foley had conference calls to discuss certain provisions in the Merger Agreement.

On January 25, 2018, Cott and the Company, and their respective representatives, held a call to discuss the per share purchase price for the transaction.

On January 25, 2018, Drinker distributed an initial draft of the Tender Agreement to Foley.

On January 26, 2018, Foley distributed a revised draft of the Merger Agreement to Drinker.

On January 31, 2018, Foley distributed an initial draft of the disclosure schedules to the Merger Agreement. From that date through February 12, 2018, Foley and Drinker exchanged revised drafts of the disclosure schedules.

On February 2, 2018, Drinker and Foley held a conference call to discuss certain provisions of the Merger Agreement and certain key legal due diligence issues.

On February 2, 2018, Foley distributed a revised draft of the Tender Agreement to Drinker.

On February 5, 2018, Drinker distributed a revised draft of the Merger Agreement to Foley.

On February 5, 2018, Cott and the Company, and their respective representatives, held a call to discuss the per share purchase price for the transaction.

On February 7, 2018, the Board met to discuss the status of the transaction. Mr. Rapaport provided an update to the Board and reported to the Board that after numerous discussions and negotiations with Cott concerning the per share purchase price for the transaction, Cott appeared willing to pay $0.97 per Share based on its analysis of the Company’s expected cash and working capital position at closing.

On February 11, 2018, the Board and the Special Committee met to discuss the Merger Agreement and the transactions contemplated thereby. Representatives of Mirus presented to the Board its financial analysis of Cott’s proposal of $0.97 per Share. Following the presentation, Mirus rendered its oral opinion to the Board, which was subsequently confirmed in a written opinion dated February 11, 2018, that, as of such date and based upon and subject to the factors and assumptions set forth in the written opinion of Mirus, the consideration to be paid to the stockholders of the Company (other than Cott and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders (a copy of the written opinion of Mirus is attached to this Schedule 14D-9 as Annex I). Please see the discussion in the section entitled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor” of this Schedule 14D-9 for a more detailed description of the financial analyses and the opinion rendered by Mirus to the Board.

A Representative of Foley then again reviewed with the Board the fiduciary duties of the directors under Delaware law. Following that discussion, Foley provided the Board with an overview of the Merger Agreement, including the principal terms of the Merger Agreement that would be executed in connection with the proposed transaction, the structure of the proposed transaction, the consideration that would be paid to the Company’s stockholders in the tender offer and the subsequent merger, the representations and warranties that would be made by the Company in the definitive Merger Agreement, the conduct of business covenant that would be applicable between signing and closing of the proposed transaction, and the circumstances under which a termination fee would be paid in the event of a termination of the Merger Agreement.

The Board meeting was then adjourned and the Special Committee met without the other Board members present. The Special Committee discussed the Merger Agreement and the transactions contemplated thereby. After careful deliberation, the Special Committee voted unanimously to recommend to the Board that the Board approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby.

The Board then reconvened and the Special Committee made its recommendation to the Board. After careful deliberation, the Board unanimously determined that (i) the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, (ii) the Merger Agreement and the Offer and the Merger are declared advisable (iii) the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Offer and the Merger is approved, (iv) the Merger shall be effected under Section 251(h) of the DGCL and (v) subject to the other terms and conditions of the Merger Agreement, the Board recommended that the holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer.

On February 12, 2018, representatives of Cott, the Company, Drinker and Foley finalized the terms of the Merger Agreement and the disclosure schedules.

On February 12, 2018, representatives of Cott, the Company, Drinker and Foley finalized the terms of the Tender Agreement.

On February 12, 2018, Cott, Purchaser, the Company, and certain stockholders of the Company executed and delivered the Merger Agreement and the Tender Agreement after the closing of trading on NYSE, and Cott and the Company issued separate press releases describing the proposed transaction.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transaction, the Board consulted with the Company’s senior management team, Foley and Mirus and, in reaching its determination to unanimously recommend that Company stockholders accept the Offer and tender their Shares, the Board relied upon and considered numerous factors, including the material factors set forth below (the order in which the following factors appear does not reflect any relative significance):

Financial Terms; Certainty of Value

•	The Board’s belief that the Offer Price represents full and fair value for the Shares, taking into account the Board’s familiarity with the Company’s current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company’s future business plan and potential long-term value, including its future prospects and risks if it were to remain an independent company.

•	The Board’s belief that the Offer Price represents the best value reasonably attainable by the Company’s stockholders and is therefore more favorable to the Company’s stockholders than the other strategic alternatives reasonably available to the Company, including continuing to operate as an independent company and growing its business through internal growth and potential acquisitions, which belief was formed based on the Board’s view of the risks associated with the various alternatives.

•	The Board’s assessment of the strategic alternatives available to the Company to create additional stockholder value, including an evaluation of the prospective time frame and operating and market risks associated with undertaking acquisitions or other significant capital investments.

•	The fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to the Company’s stockholders and does not expose them to any future risks related to the business or the financial markets generally.

•	The relationship of the Offer Price to the trading price of the Shares, including the fact that the Offer Price represents:

•	a premium of approximately 19.6% over the $0.81 per Share closing sale price as of February 12, 2018, the last full trading day before the execution of the Merger Agreement; and

•	a premium of approximately 21.7% over Crystal Rock’s 30-day volume weighted average stock price (as of the date of the Merger Agreement).

•	The oral opinion of Mirus delivered to the Board on February 11, 2018, which was subsequently confirmed in writing on February 11, 2018, that as of the date delivered, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Mirus as set forth in the written opinion, the $0.97 in cash per Share to be received by holders of Shares pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders of Shares, as more fully described in the section entitled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor.”

Prospects of the Company

•	The Company’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company’s long-term business plan and prospects if it were to remain an independent public company, the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading price of the Company’s common stock, including risks related to:

•	The general business environment for the production, marketing and distribution of bottled water and the distribution of coffee, ancillary products and other office refreshment products;

•	Changes in the industry;

•	Changes in regulations and standards, particularly regulations and standards set by the Food and Drug Administration and the Environmental Protection Agency, which may materially affect the Company’s ability to produce, market and distribute its products;

•	The U.S. and global economy and general stock market conditions and volatility;

•	The other risks and uncertainties identified in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended October 31, 2017; and

•	The Board’s belief, after consideration of the factors described above, that the completion of the Offer and the consummation of the Transaction represent the Company’s best reasonably available alternative for maximizing stockholder value.

Sale Process

•	The fact that the Board, through its financial advisor, actively sought proposals from numerous third parties that were logical potential buyers, as more fully described above under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation,” including strategic buyers and financial sponsors:

•	Representatives of the Company’s financial advisor communicated with a total of 70 parties in an effort to obtain the best value reasonably available to stockholders;

•	Of these parties that were solicited, 21 entered into confidentiality agreements and received access to an electronic data room;

•	Of the parties that received access to the data room, the Company received preliminary indications of interest from two parties; and

•	Through negotiations, the Company was able to increase Cott’s final bid to $0.97 per Share from its initial proposal of $0.83 per Share, and the Board’s belief that, based on negotiations and discussions with Cott and the other bidders, the Offer Price represented the highest price Cott or any of the other bidders were willing to pay.

Speed and Likelihood of Consummation

•	The anticipated timing of the consummation of the Transaction, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing holders of Shares to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL in which holders of Shares who do not validly exercise appraisal rights will receive the same consideration received by those holders of Shares who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related distraction.

•	The business reputation and capabilities of Parent and its management.

•	The fact that Parent has adequate cash on hand to fund the Transaction without the need for any third-party financing.

•	The fact that Parent and Purchaser’s obligation to complete the Transaction is not conditioned on Parent or Purchaser obtaining financing.

Terms of the Merger Agreement

•	The Board considered the terms and conditions of the Merger Agreement, including the representations, warranties, covenants and agreements of the parties, the conditions to closing, the form of the Merger Consideration and the structure of the termination rights, including:

•	That the terms of the Merger Agreement were the products of arms’-length negotiations between two sophisticated parties and their respective legal advisors and the Company’s financial advisor.

•	That the “fiduciary out” provisions of the Merger Agreement, subject to the terms and conditions thereof, permit the Company to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals and, upon payment of a $1.5 million termination fee, terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal.

•	The Board’s belief that the $1.5 million termination fee payable by the Company upon its termination of the Merger Agreement to enter into an agreement with respect to a superior proposal is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger and would not preclude another party from making a competing proposal.

•	That Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of conditions (which conditions did not include a financing condition or a due diligence condition), and the Board’s belief, in consultation with senior management of the Company and legal advisors, that the Transaction is reasonably likely to be consummated.

•

That Purchaser is obligated to extend the Offer (but not past termination of the Merger Agreement pursuant to its terms or August 12, 2018) for any periods required by applicable law, for successive extension periods of ten business days each if the Board has not changed its recommendation of the Transaction and any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which may not be waived by Purchaser), and for up to two periods of ten business days each upon written request of the Company if at any scheduled expiration of the Offer the only offer condition not satisfied is the Minimum Condition, and Parent or Purchaser is not otherwise obligated to extend the Offer.

•	The fact that holders of Shares who do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to appraisal rights in connection with the Merger.

The Board has also considered a variety of uncertainties and risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that the Company’s public stockholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in its value following the Merger, including appreciation resulting from potential synergies with Parent resulting from the Transaction.

•	Termination by Parent. The risk that Parent may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if the Company breaches or fails to perform its obligations under the Merger Agreement in any material respect, and such breach or failure is not cured within thirty days.

•	Termination Fee. The possibility that, although the Board conducted an active competitive process, the termination fee of $1.5 million payable by the Company to Parent under certain circumstances set forth in the Merger Agreement may deter third parties that might be interested in exploring an acquisition of the Company.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the Transaction might not be consummated, and the risks and costs to the Company in such event, including the diversion of management and employee attention and the potential disruptive effect on business and customer relationships, stock price and ability to attract and retain key management personnel and employees.

•	Monetary and Opportunity Costs. The significant costs involved in connection with completing the Merger, the substantial management time and effort required to complete the Merger, and the related disruption to the Company’s operations.

•	Effects of Transaction Announcement. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management, as well as the likelihood of litigation in connection with the Merger.

•	Closing Conditions. The fact that completion of the Offer and the Merger is subject to the satisfaction of certain closing conditions that are not within the Company’s control, and that no material adverse effect on the Company shall have occurred.

•	Taxable Consideration. The fact that any gains from the consideration to be received by the stockholders in the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•

Interim Restrictions on Business Pending the Completion of the Offer. The fact that the Merger Agreement contains restrictions on the conduct of the Company’s business prior to the completion of the Merger, including generally requiring the Company to conduct its business only in the ordinary course, subject to specified limitations, and that the Company will not undertake various actions (other than in the ordinary course) related to the conduct of its business without the prior written consent of

Parent, which may delay or prevent the Company from responding to changing market and business conditions.

•	No Solicitation. The fact that the Merger Agreement, subject to certain exceptions, places limitations on the ability of the Company to solicit, initiate, facilitate or encourage any inquiries or the submission of any proposal to acquire the Company, or to engage in, continue to or otherwise participate in any discussions or negotiations with any persons regarding any acquisition proposal, or furnish any non-public information in connection with, or for the purpose of initiating, facilitating or encouraging, any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, any acquisition proposal.

•	Potential Conflicts of Interest. The fact that some of the directors and executive officers of the Company may have interests in the Transaction, more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Crystal Rock and its Executive Officers, Directors and Affiliates,” that differ from the interests of the Company’s stockholders generally.

•	Remedies. The fact that there is no termination fee payable by Parent under any circumstances and therefore the Company would have to sue in order to recover any losses suffered as a result of a breach of the Merger Agreement by Parent or Purchaser.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but rather includes the principal material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Merger Agreement and the Transaction. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the Company’s senior management and legal and financial advisors. The Board did not provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, each member of the Board and each executive officer of the Company has advised the Company that his or her intention is to tender all Shares, if any, beneficially owned (excluding any Shares as to which such holder does not have discretionary authority to sell or direct the sale) by him or her pursuant to the Offer.

Financial Analyses and Opinion

Opinion of the Company’s Financial Advisor

The Company engaged Mirus to act as financial advisor to the Company in connection with the Transaction. As part of that engagement, the Board requested Mirus’ opinion, as investment bankers, as to the fairness, from a financial point of view and as of the date of such opinion, to the holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company’s treasury or (iii) that are Excluded Shares), in their capacity as holders of Shares, of the Merger Consideration to be received by such holders for their Shares pursuant to the Merger Agreement. At a meeting of the Board held on February 11, 2018, Mirus delivered to the Board its oral opinion, which opinion was confirmed by the delivery of a written opinion, dated February 11, 2018 (the “Opinion”), that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the Merger Consideration to be received by the holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company’s treasury or (iii) that are Excluded Shares), in their capacity as holders of Shares, was fair, from a financial point of view, to such holders.

The full text of the Opinion is attached to this Schedule 14D-9 as Annex I and is incorporated herein by reference. The summary of the Opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Opinion. Holders of Shares are encouraged to read the Opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Mirus in connection with the Opinion. The Opinion was provided for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transaction and was only one of many factors considered by the Board in its evaluation of the Transaction. The Opinion addresses only the fairness, from a financial point of view and as of the date of the Opinion, of the per share Merger Consideration to be received by holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company’s treasury or (iii) that are Excluded Shares) in the Transaction. The Opinion does not constitute a recommendation to any holder of the Company’s common stock as to whether such stockholder should tender their shares of the Company in the Offer and does not address any other aspect of the Transaction.

The Board did not impose any limitations on Mirus with respect to the investigations made or procedures followed in rendering its Opinion. In selecting Mirus, the Board considered, among other things, the fact that Mirus is a reputable investment banking firm with experience advising companies in the food and beverage sector and in providing transaction advisory services in general, and Mirus’s familiarity with the Company and its business. Mirus, as part of its investment banking services, is engaged in the independent valuation of businesses and securities in connection with mergers and acquisitions, private placements, and similar transactions.

In connection with rendering the Opinion and performing its related financial analysis, Mirus, among other things:

•	reviewed the financial terms and conditions of the Offer as documented in the draft Agreement and Plan of Merger dated February 9, 2018 (the “Draft Agreement”);

•	reviewed a draft dated February 9, 2018 of the disclosure schedules to the Draft Agreement;

•	reviewed a draft dated February 8, 2018 of the Tender and Support Agreement by and among the Parent, the Purchaser, and certain Shareholders;

•	reviewed certain publicly available business and financial information relating to Crystal Rock that Mirus deemed to be relevant, including the annual reports on Form 10-K filed by the Company for the years ended October 31, 2015, 2016, and 2017;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Crystal Rock prepared and furnished to Mirus by the management of Crystal Rock;

•	reviewed certain non-public projected financial and operating data relating to Crystal Rock prepared and furnished to Mirus by the management of Crystal Rock;

•	discussed the past and current operations, the current financial condition, the financial projections and prospects of Crystal Rock with its management (including their views on the risks and uncertainties of achieving such projections);

•	reviewed the reported prices and the historical trading activity of the Crystal Rock common stock;

•	compared the financial performance of Crystal Rock and its stock market trading multiples with those of certain other publicly traded companies that Mirus deemed relevant;

•	compared the financial performance of Crystal Rock and the valuation multiples relating to the Offer with those of certain other business combinations that Mirus deemed relevant; and

•	performed other such analyses and considered such other factors as Mirus, in its sole judgment, deemed appropriate for purposes of its opinion.

In giving its opinion, Mirus assumed and relied upon the accuracy and completeness of all information that was publicly available or was supplied or otherwise made available to Mirus by the Company or any other party, and Mirus has not independently verified (nor has Mirus assumed any responsibility or liability for independently verifying) any such information. Mirus did not make or obtain (nor has Mirus assumed any responsibility or liability for making) any independent appraisal of the assets or liabilities (contingent or otherwise) of Crystal Rock, nor did Mirus evaluate the solvency or fair value of Crystal Rock under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters.

With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Mirus, Mirus assumed with the Company’s consent that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and Mirus relied upon each party to advise Mirus promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Mirus assumed that the final terms of the Offer will be substantially similar to the terms summarized in the Draft Agreement, and that the Offer will be executed in accordance with the terms of the Draft Agreement. Mirus assumed, in all respects material to its analyses, that the representations and warranties of each party contained in the Draft Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the definitive agreement in all material respects and that all conditions to the consummation of the Transactions will be satisfied without material waiver or modification thereof. Mirus assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transactions or materially reduce the benefits of the Transactions to the common stockholders of the Company.

The Opinion was necessarily based upon information made available as of the date of the Opinion and market, economic, financial, and other circumstances and conditions existing and disclosed on the date of the Opinion. Any material change in such circumstances and conditions may affect the Opinion, but Mirus does not have any obligation to update, revise or reaffirm the Opinion.

Mirus expressed no opinion as to the underlying business decision regarding the Offer, the structure or tax consequences of effecting the Offer, or the availability or advisability of any alternatives to the Offer. In the capacity of rendering the Opinion, Mirus reviewed the terms of the Offer and offered no judgment as to the negotiations resulting in such terms. Mirus was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company’s treasury or (iii) that are Excluded Shares), in their capacity as holders of Shares. Mirus did not express any view on, and its opinion did not address, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Crystal Rock, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Crystal Rock, or any class of such persons, whether relative to the Merger Consideration to be paid to the holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company’s treasury or (iii) that are Excluded Shares), in their capacity as holders of Shares, or otherwise. Mirus expressed no opinion as to the price at which the Shares will trade at any time. Mirus is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Crystal Rock and its advisors with respect to legal, regulatory, accounting and tax matters.

The following is a summary of the material financial analyses underlying the Opinion. The description below explains Mirus’s methodology for evaluating the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company’s treasury or (iii) that are Excluded Shares), in their capacity as holders of Shares. The order of the analyses described below does not represent the relative importance or weight given to those analyses by the Board. No company or transaction used in the analyses described below was deemed to be directly comparable to the Company or the Offer, and the summary set forth below does not purport to be a complete description of the analyses or data presented by Mirus. In arriving at its opinion, Mirus did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Mirus believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its Opinion.

The following summary includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Mirus’s financial analyses.

Trading Analysis. Mirus analyzed historical closing prices of the Company’s stock and compared them to the price per share offered in the Offer. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Offer consideration	$0.97	—
Company closing stock price as of February 9, 2018	$0.79	22.8%
52-week closing low stock price (October 5, October 3, 2017)	$0.69	40.6%
52-week closing high stock price (January 3, 2018)	$0.98	-0.8%

Mirus reviewed historical trading prices of Crystal Rock shares during the 52-week period ended February 9, 2018, noting that the low and high intraday prices during such period ranged from $0.69 to $1.24.

Selected Public Companies Analysis. Mirus compared certain operating, financial, trading and valuation information for the Company to certain publicly available operating, financial, trading, and valuation information for six selected companies operating in the water, coffee, office supply, and soft drinks sectors, including:

•	Coffee Holding Co., Inc.

•	Cott Corporation

•	Essendant, Inc.

•	Office Depot, Inc.

•	Primo Water Corporation

•	The Alkaline Water Company, Inc.

For each of the selected companies, Mirus analyzed the multiples of enterprise value (calculated as the sum of the market value of common equity and the value of net debt) divided by (i) earnings before interest, income taxes, depreciation, and amortization (“EBITDA”) (adjusted for non-recurring income and expenses), and (ii) free cash flow (“FCF”) (calculated as EBITDA less capital expenditures) for the most recently available twelve month period. In addition, Mirus analyzed the multiples of equity value per share divided by normalized consensus fiscal year 2018 earnings per share (“EPS”) estimates. In some cases, EBITDA and FCF for the selected companies were based on their publicly available information, incorporating the impact of estimates regarding material acquisitions closed within the most recently available twelve month period. Normalized consensus fiscal year 2018 EPS figures were based on consensus estimates compiled and reported by Capital IQ, consistent with analyst reports that were reviewed by Mirus for the subject companies. All selected public company data excluded non-recurring and extraordinary items.

Mirus reviewed the relative valuation multiples of the selected companies and compared them to corresponding trading multiples for the Company on February 9, 2018. Mirus noted that the relative capital intensity (calculated as capital expenditures divided by revenue) for the Company was higher than four of the six selected companies. EBITDA of the Company and the selected companies was calculated on a post-stock based compensation basis. EBITDA of the Company was calculated as reported in the Company’s Form 10-K for the year ended October 31, 2017 and before estimated public company costs of $869,993.

For the most recently available twelve month period, the EBITDA multiples observed for the selected companies ranged from 2.7x to 15.0x (with a median of 8.5x) and the FCF multiples ranged from 3.6x to 30.8x (with a median of 14.1x). The forward EPS multiples ranged from 5.4x to 40.0x with a median of 18.6x.

The results of the selected public companies analyses are summarized below:

Multiple	Crystal Rock Multiple (Implied by Offer Price)	Low	First Quartile	Median	Mean	Third Quartile	High
Enterprise Value / EBITDA:
TTM, most recently available	5.7x	2.7x	7.7x	8.5x	9.7x	14.7x	15.0x
Enterprise Value / FCF:
TTM, most recently available	10.1x	3.6x	12.0x	14.1x	16.6x	22.3x	30.8x
Equity Value per Share / 2018 EPS:
2018 EPS	10.1x	5.4x	9.6x	18.6x	19.3x	22.6x	40.0x

		Implied Price Per Share
Multiple	Offer Price	Low	First Quartile	Median	Mean	Third Quartile	High
Enterprise Value / EBITDA:
TTM, most recently available	$0.97	$0.12	$1.54	$1.75	$2.11	$3.51	$3.59
Enterprise Value / FCF:
TTM, most recently available	$0.97	NM	$1.27	$1.60	$1.99	$2.91	$4.26
Equity Value per Share / 2018 EPS:
2018 EPS	$0.97	$0.52	$0.93	$1.79	$1.85	$2.17	$3.84

Based on the results of this analysis, Mirus selected multiple reference ranges for the Company of 5.0x – 8.0x TTM EV/EBITDA, and 8.0x – 12.0x for both TTM FCF/EBITDA and Equity Value Per Share / FY 2018 EPS. Mirus then applied the selected multiple reference ranges to the Company fiscal year 2017 EBITDA and

FCF and projected fiscal year 2018 EPS. Mirus reviewed the range of per share prices implied by this analysis as of February 9, 2018 and compared them to the Offer Price of $0.97 per share for the Company.

Implied Fiscal 2017 EBITDA Common Share Value Reference Range	Implied Fiscal 2017 FCF Common Share Value Reference Range	Implied Fiscal 2018 EPS Common Share Value Reference Range	Offer Consideration	Common Share Price at February 9, 2017
$0.77 – $1.62	$0.63 - $1.27	$0.77 - $1.15	$0.97	$0.79

Premia Paid Analysis. Mirus analyzed the premia paid in (i) all acquisition transactions closed between January 1, 2015 and February 9, 2018 with a transaction value of $250 million or less involving U.S. headquartered target companies (excluding transactions with premia greater than 300% or lower than negative 20%, and transactions in which less than 90% of the business was sold). With respect to each of these transactions, Mirus reviewed the transaction price per share relative to each target’s closing price per share one day, one week, one month, and ninety days prior to announcement of the transaction. Mirus compared the minimum, first quartile, median, mean, third quartile, and maximum premia paid from this set of transactions to the Offer consideration expressed as a premium relative to the closing stock price of the Company on the relevant dates prior to February 9, 2018. The results of the premia paid analysis are summarized below:

Premiums Paid	Crystal Rock Premium (Implied by Offer Price)	Low	First Quartile	Median	Mean	Third Quartile	High
One-day premium February 9, 2018	22.8%	-10%	17%	35%	43%	60%	251%
One-week premium February 2, 2018	19.8%	-14%	18%	34%	44%	60%	251%
One-month premium January 12, 2018	18.3%	-17%	21%	36%	45%	61%	198%
Ninety-day premium November 14, 2017	34.7%	-18%	23%	41%	48%	65%	219%

The implied price per share range for Crystal Rock shown in the table below was calculated with the above transaction premia using the closing prices of Crystal Rock common stock on the relevant dates.

Premiums Paid	Crystal Rock – Offer Price	Low	First Quartile	Median	Mean	Third Quartile	High
One-day premium February 9, 2018	$0.97	$0.71	$0.93	$1.07	$1.13	$1.26	$2.77
One-week premium February 2, 2018	$0.97	$0.69	$0.96	$1.09	$1.16	$1.30	$2.84
One-month premium January 12, 2018	$0.97	$0.68	$0.99	$1.11	$1.19	$1.32	$2.45
Ninety-day premium November 14, 2017	$0.97	$0.59	$0.88	$1.01	$1.07	$1.19	$2.30

Based on the results of this analysis, Mirus selected a reference range using the first quartile as the lower bound and the median as the upper bound for each date range, and calculated the implied price per share based on the closing prices of Crystal Rock common stock on the relevant dates.

		Reference Range – Implied Price Per Share
Premiums Paid	Crystal Rock – Offer Price	Low	High
One-day premium February 9, 2018	$0.97	$0.93	$1.07
One-week premium February 2, 2018	$0.97	$0.96	$1.09
One-month premium January 12, 2018	$0.97	$0.99	$1.11
Ninety-day premium November 14, 2017	$0.97	$0.88	$1.01

No transaction utilized in the premia paid analysis is identical to the Offer, including the timing or size of the transactions, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the Company’s financial and operating characteristics and other factors that would affect the acquisition value of companies to which the Company is being compared.

Selected Transactions Analysis. Mirus reviewed, to the extent publicly available, financial information relating to the following eleven selected transactions involving companies in the water, coffee, office supply and soft drinks sectors:

Closed Date	Target	Buyer	Implied EV ($M)	Revenue ($M)	EBITDA ($M)	EV / EBITDA
10/02/2017	Boyd Coffee Company, Inc.	Farmer Bros. Co. (NasdaqGS:FARM)	58.6	95.0	—	NM
09/12/2017	Staples, Inc.	Sycamore Partners ; Sycamore Partners II	6,613.7	18,033.0	1,255.0	5.3x
12/12/2016	Glacier Water Services	Primo Water Corporation	249.7	140.1	22.5	11.1x
08/11/2016	S&D Coffee	Cott Corporation	353.6	570.0	40.0	8.8x
08/02/2016	Eden Springs Europe	Cott Corporation	527.8	404.3	71.0	7.4x
01/04/2016	AquaTerra Corporation	Cott Corporation	45.6	55.2	—	NM
03/03/2015	Companhia Cacique de Café Solúvel	Horácio Sabino Coimbra-Comércio e Participações Ltda.	159.5	261.7	33.6	4.7x
12/12/2014	DSS Group	Cott Corporation	1,246.5	966.0	170.0	7.3x
09/25/2013	D.E Master Blenders 1753 N.V.	JAB Holdings B.V.	9,862.7	3,484.4	591.5	16.7x
08/30/2013	DS Services of America	Crestview Partners	887.5	894.6	153.9	5.8x
07/11/2013	SA Des Eaux Minérales de Ribeauville	Sociéte de Services,de Participations	14.7	21.5	2.5	5.9x

Mirus reviewed the enterprise value for each of the target companies in the selected transactions as a multiple of the target company’s TTM EBITDA. The TTM EBITDA multiples observed for the selected transactions ranged from 4.7x to 16.7x (with a mean of 8.1x and a median of 7.3x). Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Crystal Rock’s EBITDA was calculated as reported in the Company’s Form 10-K for the year ended October 31, 2017, before estimated public company costs of $869,993.

Although none of the selected transactions is directly comparable to the Transaction, the target companies in the selected transactions were companies with operations, market, and other factors that, for the purposes of analysis, may be considered similar to the Company, and as such, for purposes of analysis, the selected transactions may be considered similar to the Transaction.

Mirus reviewed the mean, median, first quartile, third quartile, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for the Company implied by the Offer Price. The results of the selected transactions analysis are summarized below:

Multiple	Crystal Rock (Implied by Offer Price)	Low	First Quartile	Median	Mean	Third Quartile	High
Enterprise Value / Trailing Twelve Months EBITDA	5.7x	4.7x	5.8x	7.3x	8.1x	8.8x	16.7x

Mirus applied the range of multiples implied by this analysis to the Company’s TTM EBITDA. Mirus reviewed the range of per share prices implied by this analysis and compared them to the Offer price of $0.97 per share for the Company.

Multiple	Offer Price	Low	First Quartile	Median	Mean	Third Quartile	High
Enterprise Value / Trailing Twelve Months EBITDA	$0.97	$0.70	$0.99	$1.43	$1.65	$1.85	$4.06

Mirus then applied TTM EBITDA multiples of 5.0x to 7.0x derived from the selected transactions to Crystal Rock’s fiscal 2017 TTM EBITDA. Mirus reviewed the range of per share prices implied by this analysis and compared them to the Offer price of $0.97 per share for the Company.

Multiple	Offer Price	Low	High
Enterprise Value / Trailing Twelve Months EBITDA	$0.97	$0.77	$1.34

Discounted Cash Flow Analysis. Mirus analyzed the discounted present value of the Company’s projected free cash flows for the fiscal years ending October 31, 2018 through 2022. Mirus used unleveraged free cash flows, defined as earnings before interest and before public company costs, plus depreciation, plus amortization, less capital expenditures, less investment in working capital, less taxes.

The discounted cash flow analysis was based on projections of the Company’s financial performance that Company management provided to Mirus on January 8, 2018, which represented the best available estimates and judgment of management. Consistent with the periods included in the financial projections, Mirus used fiscal year 2022 as the final year for the analysis and calculated a terminal value for Crystal Rock by applying a perpetuity growth rate based on its professional judgment and experience and given the nature of Crystal Rock and its business and industry, ranging from -0.5% to 2.5%, to the unlevered, after-tax free cash flows, in the terminal year.

The cash flows and the terminal value (as calculated using the perpetuity growth rate) for Crystal Rock were then discounted to present value using a discount rate of 13.0% to 15.0%, based on an estimate of Crystal Rock’s weighted average cost of capital based on the Company’s assumed optimal capital structure, to derive respective ranges of implied enterprise values for Crystal Rock. Ranges of implied equity values for Crystal Rock were then calculated by reducing the respective ranges of implied enterprise values by the amount of Crystal Rock’s net debt (calculated as debt less cash and cash equivalents) as of October 31, 2017 per the Company’s 10-K filing. Mirus’s analysis indicated an implied per-share equity value reference range for Crystal Rock of approximately $0.74 to $1.18.

The range of present values per Company share are summarized in the table below:

Equity Value/ Per Share
Minimum	$0.74
Maximum	$1.18
Offer price	$0.97

(Dollars in thousands)	For Year Ended October 31,
	2018E	2019E	2020E	2021E	2022E
Total Revenue	$59,574	$61,064	$62,590	$64,155	$65,759
% Growth	0.9%	2.5%	2.5%	2.5%	2.5%
EBITDA	6,386	6,941	7,462	7,725	7,911
% Margin	10.7%	11.4%	11.9%	12.0%	12.0%

Note: Projections provided by Crystal Rock management. Annual capital expenditure was assumed to be $2,400,000 based on management projections.

Sensitivity Analysis
Discount Rate	Terminal Growth Rate
	-0.5%	1.0%	2.5%	-0.5%	1.0%	2.5%
	Enterprise Value (Thousands of Dollars)			Price Per Diluted Share
13%	$33,566	$35,802	$38,678	$0.94	$1.04	$1.18
14%	$31,278	$33,118	$35,437	$0.83	$0.92	$1.02
15%	$29,289	$30,818	$32,715	$0.74	$0.81	$0.90

1)	Cash flows discounted using midpoint convention.

Conclusion. Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of the Opinion, Mirus was of the opinion that, as of the date of the Opinion, the Merger Consideration to be received by the holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company’s treasury or (iii) that are Excluded Shares), in their capacity as holders of Shares, was fair, from a financial point of view, to such holders.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Mirus believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Mirus considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Mirus’s view of the actual value of the Company.

In performing its analyses, Mirus made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Mirus are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Board and were prepared solely as part of Mirus’s analysis of the fairness, from a financial point of view, to the holders of the Company’s common stock of the consideration to be received by such holders in connection with the Offer. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The Opinion was one of many factors taken into consideration by the Board in making its determination to recommend the Offer. Consequently, the analyses described above should not be viewed as determinative of the Board’s or Company management’s opinion with respect to the value of the Company. The Company placed no limits on the scope of the analysis performed, or opinion expressed, by Mirus.

Mirus is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with mergers and acquisitions, private placements, and similar transactions.

Pursuant to the terms of Mirus’s engagement letters with the Company, an aggregate fee of $700,000 is payable to Mirus for its services as financial advisor to the Company and the Board. Mirus has acted as financial advisor to the Company with respect to the Transaction and will receive compensation that is contingent upon the successful completion of the Transaction. Of the aggregate fee, $50,000 was a non-contingent engagement fee and $150,000 was non-contingent and payable upon the delivery of Mirus’s fairness opinion to the Board or upon Mirus’s determination that it was not able to deliver a fairness opinion, while the remaining $500,000 is contingent and will become payable upon consummation of the Transaction. In addition, the Company has agreed to reimburse Mirus for its reasonable and documented out-of-pocket expenses (including attorneys’ fees, expenses and disbursements) incurred in connection with, and to indemnify Mirus and related persons against certain liabilities arising out of, its engagement, including liabilities arising under the Federal securities laws.

During the two-year period prior to the delivery of its Opinion, no material relationship existed between Mirus and its affiliates and the Company, or between Mirus and its affiliates and Parent and its affiliates, pursuant to which compensation was received by Mirus or its affiliates as a result of such a relationship, other than the financial advisory work performed on behalf of the Company, Mirus’s compensation for which is disclosed above. Mirus may provide financial or other services to the Company in the future and in connection with any such services Mirus may receive compensation.

Company Management Forecasts

Other than the limited quarterly and annual financial guidance that the Company periodically provides to investors, the Company’s management does not, as a matter of course, publicly disclose forecasts of its future performance, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates and the difficulty of accurately predicting the Company’s future results. However, the Board does from time to time review and assess long-term financial forecasts as part of its periodic internal assessment of the Company’s business and prospects and its internal budgeting and planning process.

In 2017, as part of an overall strategic review of the Company’s business, the Board reviewed financial forecasts prepared by management for fiscal years 2018 through 2022 (the “Management Forecasts”). Management prepared a detailed forecast for 2018 and a high-level forecast for 2019-2022.

The Company has included below a summary of the Management Forecasts for the limited purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties, including Mirus and, to a lesser extent, certain participants in the auction process.

The Management Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Management Forecasts were not prepared with the assistance of or audited, reviewed, compiled or examined by independent accountants or auditors. The summary of the Management Forecasts is not included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but because these Management Forecasts were made available by the Company to the Board and were used by Mirus in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses, as described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor.” In addition, before entering into the Merger Agreement, representatives of Parent conducted a due diligence review of the Company and, in connection with their review, received access to certain information from the Management Forecasts, as did certain other participants in the auction process. The Management Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the respective dates they were prepared, including the announcement of the Offer and Merger.

The Management Forecasts are subjective in many respects and were based on numerous variables and assumptions that are inherently uncertain and in many cases are beyond the control of the Company’s management. Because the Management Forecasts cover multiple years, they become subject to greater uncertainty with respect to each successive year. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: increased competition in the home and office distribution business; potential contamination of Crystal Rock’s water sources; the potential inability to continue to comply with applicable regulations and standards; challenges the Company may face as a result of climate change and severe weather; fluctuations in the costs of essential raw materials and commodities, including fuel costs, for the manufacture and delivery of products; significant interruptions of the Company’s bottling facilities; and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2017. In addition, the Management Forecasts do not reflect any events that could affect the Company’s prospects, changes in general business or economic conditions or any other transaction or event that has occurred since, or that may occur and that was not anticipated at the respective times the Management Forecasts were prepared, including the announcement of the proposed acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger. Further, the Management Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. The assumptions upon which the Management Forecasts were based necessarily involve judgments with respect to, among other things, future economic, technological, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Management Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the forecasts contained in any of the Management Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Management Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or its affiliates, officers, directors, advisors or other representatives considered or consider any of the Management Forecasts necessarily predictive of actual future events, and the Management Forecasts should not be relied upon as such. None of the Company or its affiliates, officers, directors, advisors or other representatives gives any assurance that actual results will not differ materially from any of the Management Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile any of the Management Forecasts to reflect circumstances existing or arising after the respective dates such Management Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections have been or are shown to be in error. None of the Company or its affiliates, officers, directors, advisors or other representatives intends to make publicly available any update or other revisions to any of the Management Forecasts. None of the Company or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in any of the Management Forecasts or that any of the forecasted results will be achieved. In the Merger Agreement, the Company expressly disclaimed making any representation to Parent or Purchaser concerning any estimates, projections, forward-looking statements or other forecasts or plans that were provided or made available to Parent, Purchaser or any of their respective affiliates or representatives or any other person, including the Management Forecasts, and Parent and Purchaser agreed to take full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forward-looking statements, and other forecasts and plans furnished to them, including the reasonableness of the underlying assumptions.

In light of the foregoing factors and the uncertainties inherent in these forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on these forecasts.

The following is a summary of the forecasts.

	Fiscal Year Ended October 31,
	2018F	2019F	2020F	2021F	2022F
Revenue	$59,574,400	$61,063,800	$62,590,400	$64,155,200	$65,759,100
Cost of Goods Sold	27,664,800	28,218,100	28,782,500	29,358,200	29,945,400

Gross Profit	31,909,600	32,845,700	33,807,900	34,797,000	35,813,700
Gross Margin	53.6%	53.8%	54.0%	54.2%	54.5%
Operating Expenses	29,246,495	29,208,663	29,608,773	30,352,307	31,194,110
Operating Income	2,663,105	3,637,037	4,199,127	4,444,693	4,619,590
Net Income	$1,183,505	$2,255,837	$2,830,327	$3,062,593	$3,241,690

Depreciation & Amortization	2,854,400	2,475,000	2,418,000	2,418,000	2,412,000

EBITDA (1)	$5,517,505	$6,112,037	$6,617,127	$6,862,693	$7,031,590

Public Company Costs	868,500	828,552	845,123	862,026	879,266

Adjusted EBITDA (1)	$6,386,005	$6,940,589	$7,462,250	$7,724,719	$7,910,856

Adjusted EBITDA Margin
Net Income, Adjusted For Public Company Costs	2,052,005
Shares Outstanding	21,358,411

Forward EPS Estimate	$0.096

(1)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. Please see the “Explanation of Non-GAAP Financial Measures” filed as Annex III to this Schedule 14D-9 for an explanatory description of EBITDA and Adjusted EBITDA and additional background information regarding the Company’s use of these measures. Annex III is incorporated in this section by reference.

Item 5. Persons/Assets	Retained, Employed, Compensated or Used

The Special Committee retained Mirus as its financial advisor in connection with the evaluation and negotiation of potential strategic transactions, including the Transaction. The Board subsequently engaged Mirus to evaluate the fairness, from a financial point of view, to the holders of Shares (excluding any Shares (i) that are held by Parent, Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company’s treasury or (iii) that are Excluded Shares), in their capacity as holders of Shares, of the Merger Consideration to be received by such holders for their Shares pursuant to the Merger Agreement, and, in connection with such engagement, Mirus provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor,” which is filed as Annex I hereto and is incorporated herein by reference.

For information regarding the Company’s retention of Mirus, see “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor.”

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by the Company’s directors, officers or employees, for which services no additional compensation is anticipated to be paid.

Item 6. Interest	in Securities of the Subject Company

No transactions with respect to Shares have been effected by Crystal Rock or, to the best knowledge of Crystal Rock after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries or by the executive officers or directors of its subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes	of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 (including in the exhibits or annexes hereto) or as incorporated in this Schedule 14D-9 by reference, Crystal Rock is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Crystal Rock’s securities by Crystal Rock, any subsidiary of Crystal Rock or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Crystal Rock or any subsidiary of Crystal Rock;

•	any purchase, sale or transfer of a material amount of assets of Crystal Rock or any subsidiary of Crystal Rock; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Crystal Rock.

Except as set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional	Information

Named Executive Officer Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger. Crystal Rock’s employment and severance arrangements with its executive officers are more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Crystal Rock and its Executive Officers, Directors and Affiliates.”

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change of control” under the terms of David Jurasek’s employment agreement. The table below describes the estimated potential payments to Mr. Jurasek under his employment agreement. The amounts shown reflect only the additional payments or benefits that Mr. Jurasek would receive upon Mr. Jurasek’s termination by the Company for any reason or Mr. Jurasek’s resignation with good reason, each within 30 days following a change in control of the Company. The amounts shown do not include the value of payments or benefits that would have been earned on or prior to the closing of the Offer and the Merger, absent such a termination. For purposes of calculating such amounts, the Company has assumed:

•	the closing of the Offer and the Merger on March 20, 2018; and

•	a termination of employment by Mr. Jurasek for good reason or by the Company for any reason, in each case, on March 20, 2018, in which case such executive would be entitled to receive each of the payments and benefits described in further detail below.

Name	Cash (1)	Equity	Perquisites/ Benefits (2)	Other	Total
David Jurasek	$200,000	$0	$26,351	$0	$226,351

(1)	50% of the severance pay would be payable on the six-month anniversary of the termination date, followed by 8.3333% of the severance pay each month for six additional months in equal installments, in each case less taxes and other applicable withholdings
(2)	The value of the fringe benefits would be payable in twelve equal monthly installments.

In addition, it is expected that Mr. Jurasek will enter into a new employment agreement with the Company prior to the Closing. The new employment agreement would provide that if Mr. Jurasek continues his employment with the surviving company for six months post-closing, the surviving company would pay him a lump-sum cash retention bonus equal to three months’ salary (in addition to salary earned during such six month period). The new employment agreement would also provide that the “change of control” severance referred to in the Jurasek Employment Agreement would be payable if Mr. Jurasek’s employment is terminated for any reason or he elects to discontinue employment with the Surviving Company within 30 days of the end of the six-month period following the Closing. Cott may seek to amend this agreement in the future or enter into another employment or similar arrangement with Mr. Jurasek during or at the end of such six month period.

Furthermore, if the Offer is completed in accordance with the terms of the Merger Agreement, each of Peter Baker’s and John Baker’s employment with Crystal Rock will terminate immediately prior to the closing of the Transaction pursuant to a separation and general release agreement. The table below describes the estimated potential payments to each of Peter Baker and John Baker under the separation agreements.

Name	Cash (1)	Equity	Perquisites/ Benefits (2)	Other	Total
Peter Baker	$445,000	$0	$10,722	$0	$455,722
John Baker	$192,000	$0	$26,127	$0	$218,127

(1)	50% of the severance pay would be payable on the six-month anniversary of the termination date, followed by 8.3333% of the severance pay each month for six additional months in equal installments, in each case less taxes and other applicable withholdings
(2)	The value of the fringe benefits would be payable in twelve equal monthly installments.

The Minimum Condition Must be Satisfied to Consummate Transaction; Stockholder Vote Not Required

The Board has, in accordance with the DGCL, unanimously (i) determined that the Merger Agreement and the Transaction are fair to and in the best interests of the Company and its stockholders, (ii) declared advisable the Merger Agreement and the Transaction, including the Offer and the Merger, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transaction, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL and (v) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer.

If the Offer is consummated, Crystal Rock will not seek the approval of its stockholders before effecting the Merger in accordance with Section 251(h) of the DGCL.

Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the amount of shares of the class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, the Merger Agreement contemplates that the parties will consummate the Merger as soon as practicable after consummation of the Offer without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. If the Merger is consummated, (i) the Company’s stockholders who have not voted in favor of approval and adoption of the Merger Agreement and who are entitled to demand and properly exercise appraisal rights pursuant to, and who comply in all respects with, Section 262 of the DGCL, will be entitled to appraisal rights under the DGCL for the “fair value” of their Shares in accordance with Section 262 of the DGCL and (ii) the Company’s stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Crystal Rock’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

Anti-Takeover Statutes

Section 203 of the Delaware General Corporation Law

Crystal Rock is incorporated under and subject to the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who beneficially owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by at least 66-2/3% of the outstanding voting stock which the interested stockholder did not own.

Parent and Purchaser have represented that they are not and have not been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement. The Board has also approved the Merger Agreement and the Transaction for purposes of Section 203 of the DGCL.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. The Board has agreed in the Merger Agreement to grant any approvals and take any action necessary to render any anti-takeover laws inapplicable to the Transaction.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is consummated and the Merger is thereafter effected, holders of Shares immediately prior to the Effective Time who have not voted in favor of approval and adoption of the Merger Agreement and who are entitled to demand and properly exercise appraisal rights pursuant to, and who comply in all respects with, Section 262 of the DGCL, will be entitled to appraisal rights under the DGCL for the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares but, rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the Merger Consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which acceptance and payment for Shares is currently expected to occur on March 20, 2018 unless Parent and Purchaser extend the Offer pursuant to the terms of the Merger Agreement, and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at the address written below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	otherwise comply with the provisions in Section 262 of the DGCL for perfecting appraisal rights.

All written demands for appraisal should be addressed to:

Peter K. Baker

Chief Executive Officer and President

Crystal Rock Holdings, Inc.

1050 Buckingham Street

Watertown, Connecticut 06795

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Company to deliver an additional notice of the Effective Time to all the Company’s stockholders who delivered a written demand to the Company (in accordance with the first bullet above) within ten days after the consummation of the Merger, as required by Section 262(d)(2) of the DGCL. However, only holders of Shares who have delivered a written demand in accordance with the first bullet above will receive such notice of the Effective Time. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, if held in book-entry form, as such holder’s name appears in the book entry for such Shares). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Company, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time (as defined in the Merger Agreement)) and who timely and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Company a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Company or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Company the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Company, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Company and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Company.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting holders of Shares are cautioned to retain their stock certificates, if any, pending resolution of the appraisal proceedings. If immediately before the Merger the Shares continue to be listed on a national securities exchange, the Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of the judgment in the proceedings, the Surviving Company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time. The Surviving Company is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor,

Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Holders of Shares considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. None of Parent, Purchaser or the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent, Purchaser and the Company reserve the right to assert, in any appraisal proceeding, for purposes of Section 262 of the DGCL, that the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Company to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Company of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses. Determinations by the Delaware Court of Chancery are subject to appellate review by the Supreme Court of Delaware.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, from and after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any holder of Shares who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such holder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex II to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Regulatory Approvals

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Crystal Rock, please see Crystal Rock’s Annual Report on Form 10-K for the year ended October 31, 2017, which has been filed with the SEC.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to, the timing and anticipated completion of the Offer and the proposed Merger, and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Crystal Rock, and are subject to significant risks and uncertainties. These risks and uncertainties include, without limitation, risks and uncertainties related to: whether the proposed transaction will close; the timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction; the ability of the parties to meet other closing conditions; how many Crystal Rock stockholders tender their Shares in the proposed transaction; the outcome of legal proceedings that may be instituted against Crystal Rock and/or others related to the proposed transaction; unexpected costs or unexpected liabilities that may result from the proposed transaction, whether or not consummated; the possibility that competing offers will be made; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; the prospects of Crystal Rock and regulatory submissions.

Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made. Factors or events that could affect the proposed transaction or cause Crystal Rock’s actual results to differ may emerge from time to time, and it is not possible for Crystal Rock to predict all of them. Except as required by law or regulation, Crystal Rock undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events, circumstances or otherwise. Forward-looking statements are subject to a number of risks and uncertainties, including without limitation, those described in Part I, Item 1A. “Risk Factors” in Crystal Rock’s Annual Report on Form 10-K filed with the SEC. Crystal Rock may update risk factors from time to time in Part II, Item 1A. “Risk Factors” in Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, or other filings with the SEC.

Item 9. Exhibits

The following Exhibits are attached to this Schedule 14D-9.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 20, 2018 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by CR Merger Sub, Inc. and Cott Corporation on February 20, 2018)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by filed by CR Merger Sub, Inc. and Cott Corporation on February 20, 2018)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by filed by CR Merger Sub, Inc. and Cott Corporation on February 20, 2018)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by filed by CR Merger Sub, Inc. and Cott Corporation on February 20, 2018)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by filed by CR Merger Sub, Inc. and Cott Corporation on February 20, 2018)

(a)(1)(F)	Summary Advertisement, as published in The New York Times on February 20, 2018 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by filed by CR Merger Sub, Inc. and Cott Corporation on February 20, 2018)

(a)(1)(G)	Press Release entitled “Crystal Rock Holdings, Inc. to be Acquired by Cott Corporation” issued by Crystal Rock Holdings, Inc. on February 12, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Crystal Rock Holdings, Inc. on February 13, 2018)

(a)(5)(C)	Opinion of Mirus dated February 11, 2018 (included as Annex I to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger among Cott Corporation, CR Merger Sub, Inc. and Crystal Rock Holdings, Inc., dated as of February 12, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Crystal Rock Holdings, Inc. on February 13, 2018)

(e)(2)	Tender and Support Agreement between Cott Corporation, CR Merger Sub, Inc. and the Stockholders parties thereto, dated as of February 12, 2018 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Crystal Rock Holdings, Inc. on February 13, 2018)

(e)(3)	Certificate of Incorporation of Crystal Rock Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by Crystal Rock Holdings, Inc. for the year ended October 31, 2017)

(e)(4)	Certificate of Amendment to Certificate of Incorporation of Crystal Rock Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed by Crystal Rock Holdings, Inc. for the year ended October 31, 2017)

(e)(5)	Amended and Restated By-laws of Crystal Rock Holdings, Inc. (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K filed by Crystal Rock Holdings, Inc. for the year ended October 31, 2017)

Exhibit No.	Description

(e)(6)	Amendment to Amended and Restated By-laws of Crystal Rock Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Crystal Rock Holdings, Inc. on February 13, 2018)

(e)(7)	Definitive Proxy Statement of Crystal Rock Holdings, Inc. for its 2017 Annual Meeting (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by Crystal Rock Holdings, Inc. on February 17, 2017)

(e)(8)	Separation Agreement dated February 12, 2018 between Crystal Rock Holdings, Inc. and Peter Baker (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Crystal Rock Holdings, Inc. on February 13, 2018)

(e)(9)	Separation Agreement dated February 12, 2018 between Crystal Rock Holdings, Inc. and John Baker (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Crystal Rock Holdings, Inc. on February 13, 2018)

(e)(10)	Employment Agreement dated November 1, 2016 between Crystal Rock Holdings, Inc. and David Jurasek (incorporated by reference to Exhibit 10.38 to the Annual Report on Form 10-K filed by Crystal Rock Holdings, Inc. for the year ended October 31, 2017)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2018	CRYSTAL ROCK HOLDINGS, INC.

	By:	/s/ Peter K. Baker
	Name:	Peter K. Baker
	Title:	Chief Executive Officer

Privileged & Confidential

ANNEX I

February 11, 2018

The Board of Directors

Crystal Rock Holdings, Inc.

1050 Buckingham Street

Watertown, CT 06795

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders other than Cott Corporation and its affiliates (the “Shareholders”) of the outstanding common stock, par value $0.001 (the “Common Stock”), of Crystal Rock Holdings, Inc. (the “Company”) of the consideration to be paid to the Shareholders in the proposed Offer and Merger (each as defined below) pursuant to the draft Agreement and Plan of Merger, dated as of February 9, 2018 (the “Draft Agreement”), by and among the Company, Cott Corporation (the “Parent”) and its wholly owned subsidiary, CR Merger Sub, Inc. (“Purchaser”). Pursuant to the Draft Agreement, the Parent will cause Purchaser to commence a tender offer to purchase all the issued and outstanding shares of the Common Stock (the “Offer”) at a price for each share equal to $0.97 (the “Consideration”) payable in cash. The Draft Agreement further provides that, following completion of the Offer, the Purchaser will be merged with and into the Company (the “Merger”) and each outstanding share of Common Stock (other than Dissenting Shares (as defined in the Draft Agreement), shares of Common Stock held in treasury, and shares of Common Stock owned by the Purchaser, Parent or any direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time) will be converted into the right to receive an amount equal to the Consideration in cash. The Offer and Merger collectively are referred to herein as the “Transactions”.

In connection with our review of the Offer and the preparation of our opinion herein, we have, among other things:

•	reviewed the financial terms and conditions of the Offer as documented in the Draft Agreement;

•	reviewed a draft dated February 9, 2018 of the disclosure schedules to the Draft Agreement;

•	reviewed a draft dated February 8, 2018 of the Tender and Support Agreement by and among the Parent, the Purchaser, and certain Shareholders;

•	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including the annual reports on Form 10-K filed by the Company for the years ended October 31, 2015, 2016, and 2017;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by the management of the Company;

•	reviewed certain non-public projected financial and operating data relating to the Company prepared and furnished to us by the management of the Company;

•	discussed the past and current operations, the current financial condition, and the financial projections and prospects of the Company with its management (including their views on the risks and uncertainties of achieving such projections);

•	reviewed the reported prices and the historical trading activity of the Company’s Common Stock;

•	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

•	compared the financial performance of the Company and the valuation multiples relating to the Offer with those of certain other business combinations that we deemed relevant; and

•	performed other such analyses and considered such other factors as we deemed appropriate.

With your consent, we have assumed and relied upon the accuracy and completeness of all information that was publicly available or was supplied or otherwise made available to us by the Company or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have assumed that the final terms of the Offer will be substantially similar to the terms summarized in the Draft Agreement, and that the Offer will be executed in accordance with the terms of the Draft Agreement. We have assumed, in all respects material to our analyses, that the representations and warranties of each party contained in the Draft Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the definitive agreement in all material respects and that all conditions to the consummation of the Transactions will be satisfied without material waiver or modification thereof. We have assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transactions or materially reduce the benefits of the Transactions to the common shareholders of the Company.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of February 11, 2018 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to support the Offer, the structure or tax consequences of the Offer or the availability or advisability of any alternatives to the Offer. We did not structure the Offer or negotiate the final terms of the Offer or Draft Agreement.

Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by Shareholders in the Offer, and we express no opinion as to the fairness of any consideration paid in connection with the proposed Transactions to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Transactions. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Transactions, or any class of such persons, relative to the Consideration to be paid to the Shareholders or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock will trade at any future time.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies engaged in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets. The delivery of this opinion was approved by our fairness opinion committee.

In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses, without considering all our analyses, would create an incomplete view of the process underlying this opinion.

Mirus Securities, Inc. (“Mirus”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with mergers and acquisitions, private placements and similar transactions.

Pursuant to the terms of Mirus’s engagement letters with the Company, an aggregate fee of $700,000 is payable to Mirus for its services as financial advisor to the Company and the Company’s Board of Directors. Mirus has acted as financial advisor to the Company with respect to the proposed Transactions and will receive compensation that is contingent upon the successful completion of the Transactions. Of the aggregate fee, $50,000 was a non-contingent engagement fee and $150,000 was non-contingent and payable prior to the delivery of Mirus’s fairness opinion to the Company’s Board of Directors or Mirus’s determination that it was not able to deliver a fairness opinion, while the remaining $500,000 is contingent and will become payable upon consummation of the Transactions. In addition, the Company has agreed to reimburse Mirus for its reasonable and documented out-of-pocket expenses (including attorneys’ fees, expenses and disbursements) incurred in connection with, and to indemnify Mirus and related persons against certain liabilities arising out of, its engagement, including liabilities arising under the Federal securities laws.

During the two-year period prior to the delivery of its opinion, no material relationship existed between Mirus and its affiliates and the Company, or between Mirus and its affiliates and the Parent or the Purchaser, pursuant to which compensation was received by Mirus or its affiliates as a result of such a relationship, other than the financial advisory work performed on behalf of the Company, Mirus’s compensation for which is disclosed above. Mirus may provide financial or other services to the Company in the future and in connection with any such services Mirus may receive compensation.

It is understood that this opinion letter is for the information of the Board of Directors of the Company in evaluating the Offer and does not constitute a recommendation to any Shareholder of the Company regarding whether said Shareholder should tender their shares pursuant to the Offer. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Mirus to any such party. Unless required by law, this opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the Shareholders of the Common Stock in the proposed Transactions is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Mirus Securities, Inc.

MIRUS SECURITIES, INC.

ANNEX II

Section 262 of the Delaware General Corporation Law

§ 262 Appraisal Rights.

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1)    Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)    Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)    In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX III

Explanation of Non-GAAP Financial Measures

“Item 4. The Solicitation or Recommendation—Company Management Forecasts” of this Schedule 14D-9 includes both financial measures in accordance with U.S. generally accepted accounting principles, or GAAP, as well as non-GAAP financial measures. All Management Forecasts (including any reconciliations) are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in this Schedule 14D-9 and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended October 31, 2017 and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Please refer to the discussion entitled “Forward-Looking Statements” under “Item 8. Additional Information.”

For purposes of the Management Forecasts, the Company generally defined EBITDA as net income or loss, excluding interest expense, provision for income taxes, and depreciation and amortization; the Company defined Adjusted EBITDA as EBITDA, excluding public company expenses. These non-GAAP financial measures should be viewed as supplemental to, and not as alternatives to, net income calculated in accordance with GAAP (referred to below as “net income”).

The Company’s management uses EBITDA and Adjusted EBITDA for internal planning and forecasting purposes. The Company believes that these measures help to plan for underlying trends in its business, are important in comparing projected results with prior period results, and are useful in assessing its future capital needs. Management considers EBITDA and Adjusted EBITDA to be important indicators of the Company’s operational strength and the performance of its business and a good measure of its operating trends. The non-GAAP financial information presented here should be considered in conjunction with, and not as a substitute for, or superior to, the financial information presented in accordance with GAAP and, in particular, should not be considered a measure of the Company’s liquidity. There are significant limitations associated with the use of non-GAAP financial measures. Further, these measures may differ from the non-GAAP information, even where similarly titled, used by other companies and therefore should not be used to compare the Company’s forecasts to those of other companies. Readers should carefully consider reconciliation of these projected non-GAAP financial measures to net income, which is the comparable projected GAAP financial measure.

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